TRADUCCION PUBLICA

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Financial Statements
For the period of three months
ended March 31, 2005
presented in comparative format

                          Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
                                Table of Contents
                 Financial Statements and Limited Review Report
              For the period of three months ended March 31, 2005,
                        presented in comparative format
                   Report of the Supervisory Syndics Committee
               For the period of three months ended March 31, 2005
                              System established by
     Technical Regulations (N.T.2001) of the National Securities Commission

Heading                                                                                               3

Consolidated Statement of Financial Condition                                                         4

Consolidated Memorandum Accounts                                                                      7

Consolidated Income Statement                                                                         8

Consolidated Statement of Cash Flows                                                                 10

Notes to Consolidated Financial Statements                                                           11

Statement of Financial Condition                                                                     58

Income Statement                                                                                     59

Statement of Changes in Shareholders' Equity                                                         60

Statement of Cash Flows                                                                              61

Notes to Financial Statements                                                                        62

Schedules                                                                                            88

Information required in addition to the Notes to Financial Statements by Section 68 of the
Buenos Aires Stock Exchange regulations                                                               95

Supplementary and Explanatory Statement by the Board of Directors required by Section 2
of the Accounting Documentation Rules of the Cordoba Stock Exchange Regulations                       98

Informative Review                                                                                   101

Report of the Supervisory Syndics Committee

Limited Review Report

                                       2


Name:                                                  Grupo Financiero Galicia S.A.
                                                       "Corporation which has not adhered to the Optional
                                                       System for the Mandatory Aquisition of Shares in
                                                       a Public Offering"
Legal domicile:                                        Tte. Gral. Juan D. Peron  N(o) 456 - Piso 2(o)
                                                       Autonomous City of Buenos Aires

Principal line of business:                            Financial and Investment activities

7th fiscal year
For the period of three months ended March 31, 2005, Presented in comparative format



DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

By laws:                                               September 30, 1999

Date of more recent amendment to By-laws:              August 22, 2003

Registration number with the Corporation
Control Authority:                                     11,891
Sequential Number - Corporation Control
Authority:                                             1,671,058

Date of expiry of the Company's by-laws:               June 30, 2100


Name of Controlling Company:                           EBA HOLDING S.A.

Principal line of business:                            Financial and Investment activities

Interest held by the Controlling Company in the
Shareholders' equity as of March 31, 2005:             22.65 %

Percentage of votes to which the Controlling
Company is entitled as of March 31, 2005:
                                                       63.42 %



       ========================================================================================================
                             CAPITAL STATUS as of March 31, 2005 (Note 8 to the Financial Statements)
                                                      (In thousands of pesos)
       --------------------------------------------------------------------------------------------------------
                                                               Shares
       --------------------------------------------------------------------------------------------------------
                                                        Voting rights per
           Number                  Type                        share              Subscribed        Paid in
       --------------------------------------------------------------------------------------------------------
                          Ordinary class "A", face
        281,221,650       value of 0.001                         5                  281,222         281,222
       --------------------------------------------------------------------------------------------------------
                        Ordinary class "B", face
        811,185,367       value of 0.001                         1                  811,185         811,185
       --------------------------------------------------------------------------------------------------------
                          Preferred shares, face
        149,000,000       value of 0.001                         -                  149,000         149,000
       --------------------------------------------------------------------------------------------------------
      1,241,407,017                                                               1,241,407       1,241,407
       ========================================================================================================

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                  Consolidated Statement of Financial Condition
                   as of March 31, 2005 and December 31, 2004
                             (In thousands of pesos)

=================================================================================================================
                                                                                  03.31.05              12.31.04
                                                                                  ------------------------------
 ASSETS
                                                                                 --------------------------------
 A.   CASH AND CASH EQUIVALENTS                                                    941,448                988,669
                                                                                 --------------------------------
      -Cash                                                                        483,573                442,494
      -Banks and correspondents                                                    457,838                546,175
      -Others                                                                           37                      -
                                                                                 --------------------------------
 B.   GOVERNMENT AND CORPORATE SECURITIES                                        5,857,248              5,534,097
                                                                                 --------------------------------
      -Holdings of investment account securities                                   588,923                601,264
      -Holdings of trading securities                                               30,203                 37,105
      -Unlisted government securities                                            4,425,709              4,371,716
      -Securities issued by the BCRA                                               779,977                508,544
      -Investments in listed corporate securities                                   32,805                 16,086
      -Allowances                                                                    (369)                  (618)
                                                                                 --------------------------------
 C.   LOANS                                                                      8,981,039              8,438,177
                                                                                 --------------------------------
      -To the non-financial public sector                                        4,670,329              4,558,873
      -To the financial sector                                                     106,695                150,530
      -To the non-financial private sector and residents abroad                  4,796,835              4,361,393
       -Overdrafts                                                                 262,290                199,668
       -Notes                                                                    1,133,812              1,099,243
       -Mortgage loans                                                             715,179                623,944
       -Pledge loans                                                                95,133                 92,889
       -Consumer loans                                                              85,068                 58,161
       -Credit card loans                                                        1,181,328              1,105,386
       -Others                                                                     903,696                772,996
       -Accrued Interest and quotation differences receivable                      426,443                414,400
       -Documented interest                                                        (5,900)                (5,286)
       -Unallocated collections                                                      (214)                    (8)
      -Allowances                                                                (592,820)              (632,619)
                                                                                 --------------------------------
 D.   OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                       6,506,441              6,697,688
                                                                                 --------------------------------
      -Argentine Central Bank                                                       79,781                 78,463
      -Amounts receivable for spot and forward sales to be settled                 137,732                 56,209
      -Securities receivable under spot and forward purchases to be settled        304,158                313,462
      -Unlisted negotiable obligations                                              19,319                 20,384
      -Balances of forward transactions not yet settled without delivery of
       underlying asset                                                                  3                      -
      -Others not included in the debtor classification regulations              5,719,860              5,973,345
      -Others included in the debtor classification regulations                    167,293                188,807
      -Accrued interest receivable not included in the debtor classification
       regulations                                                                 100,303                 92,302
      -Accrued interest receivable included in the debtor classification
       regulations                                                                   2,667                  2,427
      -Allowances                                                                 (24,675)               (27,711)
=================================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                  Consolidated Statement of Financial Condition
                   as of March 31, 2005 and December 31, 2004
                             (In thousands of pesos)

=================================================================================================================
                                                                                  03.31.05              12.31.04
                                                                                --------------------------------
                                                                                --------------------------------
 E.    ASSETS UNDER FINANCIAL LEASES                                               108,238               100,950
                                                                                --------------------------------
       -Assets under financial leases                                              110,752               103,443
       -Allowances                                                                 (2,514)               (2,493)
                                                                                --------------------------------
 F.    EQUITY INVESTMENTS IN OTHER COMPANIES                                        83,305                82,819
                                                                                --------------------------------
       -In financial institutions                                                    2,978                 3,029
       -Others                                                                     110,821               108,714
       -Allowances                                                                (30,494)              (28,924)
                                                                                --------------------------------
 G.    MISCELLANEOUS RECEIVABLES                                                   565,490               519,781
                                                                                --------------------------------
       -Debtors for sale of assets                                                     495                   879
       -Presumptive minimum income tax credit                                      160,017               138,010
       -Others                                                                     373,467               353,507
       -Accrued interest on debtors for sale of assets                                  33                    33
       -Other accrued interest and adjustments receivable                           69,019                64,263
       -Allowances                                                                (37,541)              (36,911)
                                                                                --------------------------------
 H.    FIXED ASSETS                                                                487,012               489,182
                                                                                --------------------------------
 I.    MISCELLANEOUS ASSETS                                                        160,967               160,033
                                                                                --------------------------------
 J.    INTANGIBLE ASSETS                                                           626,843               638,004
                                                                                --------------------------------
       -Goodwill                                                                   138,439               115,080
       -Organization and development expenses                                      488,404               522,924
                                                                                --------------------------------
 K.    UNALLOCATED ITEMS                                                               567                 1,154
                                                                                --------------------------------
       TOTAL ASSETS                                                             24,318,598            23,650,554
=================================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                  Consolidated Statement of Financial Condition
                   as of March 31, 2005 and December 31, 2004
                             (In thousands of pesos)

=================================================================================================================
                                                                                  03.31.05              12.31.04
                                                                                --------------------------------
 LIABILITIES
                                                                                --------------------------------
 L.    DEPOSITS                                                                  7,469,057             6,756,913
                                                                                --------------------------------
       -Non-financial public sector                                                130,389               131,932
       -Financial sector                                                            21,881                17,157
       -Non-financial private sector and residents abroad                        7,316,787             6,607,824
        -Current accounts                                                        1,286,346             1,192,474
        -Savings accounts                                                        1,954,663             1,638,694
        -Time deposits                                                           3,683,685             3,415,788
        -Investment accounts                                                           346                   383
        -Others                                                                    300,475               280,220
        -Accrued interest and quotation differences payable                         91,272                80,265
                                                                                --------------------------------
 M.   OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                      14,193,959            14,056,567
                                                                                --------------------------------
       -Argentine Central Bank                                                   8,042,677             8,059,550
        -Liquidity assistance loans                                              5,240,459             5,321,697
        -Others                                                                  2,802,218             2,737,853
       -Banks and international entities                                           752,127               772,393
       -Unsubordinated negotiable obligations                                    3,334,837             3,348,652
       -Amounts payable for spot and forward purchases to be settled               224,579               229,537
       -Securities to be delivered under spot and forward sales to be settled      137,425                56,155
       -Loans from domestic financial institutions                                 210,159               191,195
       -Others                                                                     892,826               909,926
       -Accrued interest and quotation differences payable                         599,329               489,159
                                                                                --------------------------------
 N.    MISCELLANEOUS LIABILITIES                                                   325,384               300,612
                                                                                --------------------------------
       -Dividends payable                                                                5                     5
       -Fees                                                                         3,196                 3,676
       -Others                                                                     319,964               294,888
       -Adjustments and accrued interest payable                                     2,219                 2,043
                                                                                --------------------------------
 O.    PROVISIONS                                                                  266,058               517,806
                                                                                --------------------------------
 P.    SUBORDINATED NEGOTIABLE OBLIGATIONS                                         393,522               380,077
                                                                                --------------------------------
 Q.    UNALLOCATED ITEMS                                                            10,523                 5,574
                                                                                --------------------------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                            120,363               113,467
                                                                                --------------------------------
TOTAL LIABILITIES                                                               22,778,866            22,131,016
                                                                                --------------------------------
SHAREHOLDERS' EQUITY                                                             1,539,732             1,519,538
                                                                                --------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      24,318,598            23,650,554
================================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                   as of March 31, 2005 and December 31, 2004
                             (In thousands of pesos)

===========================================================================================================================
                                                                                              03.31.05             12.31.04
                                                                                            -------------------------------
                                                                                            -------------------------------
  DEBIT                                                                                     24,480,144           24,834,267
                                                                                            ===============================
  CONTINGENT                                                                                17,351,960           16,956,681
                                                                                            -------------------------------
  Loans obtained                                                                               314,751              107,302
  Guarantees received                                                                       10,629,397           10,295,575
  Others not included in the debtor classification regulations                                       -               25,774
  Contingencies re. contra items                                                             6,407,812            6,528,030
                                                                                            -------------------------------
  CONTROL                                                                                    6,909,732            7,699,323
                                                                                            -------------------------------
  Uncollectible loans                                                                          621,533              615,801
  Others                                                                                     6,123,807            6,911,058
  Control re. contra items                                                                     164,392              172,464
                                                                                            -------------------------------
  DERIVATIVES                                                                                  208,646              173,069
                                                                                            -------------------------------
  "Notional" value of put options bought                                                         8,750                    -
  Derivatives - re. contra items                                                               199,896              173,069
                                                                                            -------------------------------
  TRUST ACCOUNTS                                                                                 9,806                5,194
                                                                                            -------------------------------
  Trust funds                                                                                    9,806                5,194
                                                                                            -------------------------------
  CREDIT                                                                                    24,480,144           24,834,267
                                                                                            ===============================
                                                                                            -------------------------------
  CONTINGENT                                                                                17,351,960           16,956,681
                                                                                            -------------------------------
  Loans granted (unused balances)                                                              304,368              285,824
  Guarantees provided to the Argentine Central Bank                                          5,766,904            5,708,394
  Other guarantees provided included in the debtor classification regulations                  155,282              122,539
  Other guarantees provided not included in the debtor classification regulations               40,539              239,930
  Others included in the debtor classification regulations                                      45,214               57,107
  Others not included in the debtor classification regulations                                 108,583              140,010
  Contingencies re. contra items                                                            10,931,070           10,402,877
                                                                                            -------------------------------
  CONTROL                                                                                    6,909,732            7,699,323
                                                                                            -------------------------------

  Valuables to be credited                                                                     164,227              172,296
  Others                                                                                           165                  168
  Control re. contra items                                                                   6,745,340            7,526,859
                                                                                            -------------------------------
  DERIVATIVES                                                                                  208,646              173,069
                                                                                            -------------------------------
  "Notional" value of put options written                                                      177,989                    -
  "Notional" value of forward transactions without delivery of underlying assets                21,907                    -
  Derivatives - re. contra items                                                                 8,750              173,069
                                                                                            -------------------------------
 TRUST ACCOUNTS                                                                                  9,806                5,194
                                                                                            -------------------------------
  Trust liabilities re. contra items                                                             9,806                5,194
===========================================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
                         For the period of three months
               commenced January 1, 2005 and ended March 31, 2005
   presented in comparative format with the same period of the previous year
                             (In thousands of pesos)

============================================================================================================================
                                                                                             03.31.05               03.31.04
                                                                                             -------------------------------
                                                                                             -------------------------------
 A.    FINANCIAL INCOME                                                                       532,479                289,456
                                                                                             -------------------------------
       Interest on cash and cash equivalents                                                       12                     11
       Interest on loans to the financial sector                                                  739                  1,855
       Interest on overdrafts                                                                   8,332                  6,822
       Interest on notes                                                                       28,343                 20,382
       Interest on mortgage loans                                                              22,643                 17,261
       Interest on pledge loans                                                                 2,249                  1,004
       Interest on credit card loans                                                           49,589                 37,958
       Interest on other loans                                                                  5,708                  5,549
       Net income from government and corporate securities                                     25,103                  2,867
       Interest income on other receivables resulting from financial brokerage                 39,769                 15,745
       Net income from secured loans - Decree 1387/01                                          48,532                 45,010
       Consumer price index adjustment (CER)                                                  280,487                112,370
       Salary variation index adjustment (CVS)                                                      -                 19,441
       Others                                                                                  20,973                  3,181
                                                                                             -------------------------------
 B.    FINANCIAL EXPENSES                                                                     456,634                283,186
                                                                                             -------------------------------
       Interest on current account deposits                                                     2,851                    546
       Interest on savings account deposits                                                     1,096                  1,167
       Interest on time deposits                                                               28,047                 25,195
       Interest on loans from the financial sector                                                932                  1,347
       Interest expense for other liabilities resulting from financial brokerage               56,420                 80,189
       Other interest                                                                          90,764                 65,400
       Consumer price index adjustment (CER)                                                  252,502                 81,982
       Others                                                                                  24,022                 27,360
                                                                                             -------------------------------
       GROSS BROKERAGE MARGIN                                                                  75,845                  6,270
                                                                                             ===============================
 C.    LOAN LOSS PROVISION                                                                     18,244                 55,558
                                                                                             -------------------------------
 D.    INCOME FROM SERVICES                                                                   143,007                121,029
                                                                                             -------------------------------
       In relation to lending transactions                                                     39,223                 37,271
       In relation to borrowing transactions                                                   39,791                 32,205
       Other commissions                                                                        2,390                  2,301
       Others                                                                                  61,603                 49,252
                                                                                             -------------------------------
 E.    EXPENSES FOR SERVICES                                                                   26,945                 20,717
                                                                                             -------------------------------
       Commissions                                                                             11,959                 10,005
       Others                                                                                  14,986                 10,712
============================================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                             Consolidated Statement of Cash Flows
                         For the period of three months
               commenced January 1, 2005 and ended March 31, 2005 presented in comparative format with the same period of the previous year
                             (In thousands of pesos)


============================================================================================================================
                                                                                             03.31.05               03.31.04
                                                                                             -------------------------------
                                                                                             -------------------------------
 G.    ADMINISTRATIVE EXPENSES                                                                165,916                146,881
                                                                                             -------------------------------
       Personnel expenses                                                                      85,458                 66,812
       Directors' and syndics' fees                                                             1,537                    701
       Other fees                                                                               5,243                  4,263

       Advertising and publicity                                                                9,727                  8,176
       Taxes                                                                                    9,366                  8,321
       Other operating expenses                                                                42,586                 46,603
       Others                                                                                  11,999                 12,005
                                                                                             -------------------------------
       NET RESULT OF  FINANCIAL BROKERAGE                                                       7,747               (95,857)
                                                                                             ===============================
       RESULT OF MINORITY INTEREST                                                            (6,938)                  3,211
                                                                                             -------------------------------
 H.    MISCELLANEOUS INCOME                                                                   119,122                 95,256
                                                                                             -------------------------------
       Net income from long term investments                                                    2,187                  1,305
       Penalty interest                                                                           182                    246
       Loans recovered and allowances reversed                                                 71,276                 63,256
       Consumer price index adjustment (CER)                                                    4,775                  1,432
       Others                                                                                  40,702                 29,017
                                                                                             -------------------------------
 I.    MISCELLANEOUS LOSSES                                                                    83,462                 87,688
                                                                                             -------------------------------
       Penalty interest and charges in favor of the BCRA                                            4                     10
       Loan loss provision for miscellaneous receivables and other provisions                  11,381                 12,908
       Consumer price index adjustment (CER)                                                      196                     44
       Amortization of differences arising from court resolutions                              32,627                 28,530
       Others                                                                                  39,254                 46,196
                                                                                             -------------------------------
       PRE-TAX NET INCOME/(LOSS)                                                               36,469               (85,078)
                                                                                             -------------------------------
 K.    INCOME TAX                                                                              16,275                  1,189
                                                                                             -------------------------------
       NET INCOME/(LOSS) FOR THE PERIOD                                                        20,194               (86,267)
============================================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                      Consolidated Statement of Cash Flows
                         For the period of three months
               commenced January 1, 2005 and ended March 31, 2005
    presented in comparative format with the same period of the previous year
                             (In thousands of pesos)

============================================================================================================================
                                                                                            03.31.05              03.31.04
                                                                                           -------------------------------
  Changes in cash
  Cash and cash equivalents at the beginning of the year                                     988,669               826,150
  (Decrease) / Increase in cash                                                             (47,221)               174,750
                                                                                           -------------------------------
  Cash and cash equivalents at the end of the period                                         941,448             1,000,900
                                                                                           ===============================
  Reasons for changes in cash
  Financial income collected                                                                 258,701               169,686
  Income from services collected                                                             142,774               123,096
  Less:
  Financial expenses paid                                                                  (189,980)              (47,957)
  Expenses for services paid                                                                (25,345)              (19,873)
  Administrative expenses paid                                                             (138,049)             (120,021)
                                                                                           -------------------------------
  Cash provided by operations                                                                 48,101               104,931
                                                                                           ===============================
  Other sources of cash
  Increase in deposits, net                                                                  727,965               332,596
  Decrease in government and corporate securities, net                                             -                87,981
  Other sources of cash                                                                       43,653                26,735
                                                                                           -------------------------------
  Total sources of cash                                                                      771,618               447,312
                                                                                           -------------------------------
  Other uses of cash
  Increase in government and corporate securities, net                                     (212,808)                     -
  Increase in loans, net                                                                   (297,992)             (124,315)
  Increase in other receivables resulting from financial brokerage, net                     (33,611)              (64,155)
  Increase in other assets, net                                                             (76,197)               (8,619)
  Decrease in other liabilities resulting from financial brokerage, net                    (188,367)             (134,565)
  Decrease in other liabilities, net                                                        (14,182)              (23,097)
  Other uses of cash                                                                        (43,783)              (22,742)
                                                                                           -------------------------------
  Total uses of cash                                                                       (866,940)             (377,493)
                                                                                           -------------------------------
  (Decrease) / Increase in cash                                                             (47,221)               174,750
============================================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
                         For the period of three months
                              ended March 31, 2005
                         presented in comparative format
                             (In thousands of pesos)

NOTE 1:           ARGENTINE ECONOMIC CONTEXT
------            --------------------------

                  The facts and circumstances described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements.

NOTE 2:           FINANCIAL STATEMENT PRESENTATION
------            --------------------------------
                  The consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements, observing the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and General Resolution No. 434/03 of the National Securites Commission (CNV). As required by the regulations mentioned above, the financial statements are presented in comparative format with the previous fiscal year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the annual financial statements of that Bank as supplementary information, so they should be read in conjunction with them.
                  These financial statements give recognition to the effects of the changes in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). As established by BCRA Communique "A" 3921, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the CNV, the Company has discontinued the application of that method and therefore, it did not recognized the effects of the variations in the purchasing power of the currency originated since March 1, 2003.
                  Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.) established the discontinuation of the recognition of the changes in the purchasing power of the currency since October 1, 2003.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 2:           (Continued)
------ During the March-September 2003 period, a deflation rate of approximately 2% was recorded, which had no substantial impact on the financial statements.

NOTE 3:           ACCOUNTING POLICIES
------            -------------------
                  Below are the most important accounting policies used in preparing the consolidated financial statements:

                  a.  Financial statement consolidation

                      The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with the financial statements of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de valores S.A. (See Note 4 to the consolidated financial statements).

                      Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the BCRA rules. For this reason the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

                      Banco de Galicia y Buenos Aires S.A. and its subsidiaries' assets and liabilities represent 94.29% and 98.05% of Grupo Financiero Galicia S.A. total consolidated assets and liabilities.

                      Banco de Galicia y Buenos Aires S.A. financial statements include the figures corresponding to the operations of its branches in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank (Argentine Banking GAAP) and, except as mentioned in point c.1.d. of this Note, to professional accounting standards (Argentine GAAP).

                      The foreign branches' financial statements have originally been issued in foreign currency and converted into pesos as follows:

                      a. Assets and liabilities have been converted into pesos applying the reference exchange rate released by the BCRA.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)
------ b. The allotted capital was computed in the restated amounts actually disbursed.
                      c. Retained earnings were determined as the difference between assets and liabilities and the allotted capital.
                      d. The result for the year was determined as the difference between retained earnings at beginning of year, net of distributions of profits in cash, and the retained earnings at period end. Income statement account balances were converted into pesos applying the monthly average exchange rate of the variations recorded in each month of the current year.
                      e. The significant items arising from intercompany transactions among the consolidated entities have been eliminated from the Statement of Financial
                      Condition and the Income Statement.
                      The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation as mentioned in Note 2, second paragraph, to the consolidated financial statements.

                  b.  Consistency of accounting policies

                      The accounting policies used in preparing Galicia
                      Warrants S.A., Net Investment S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. financial statements are similar to those followed by the Company (see Note 2.c.2. to the financial statements) and Banco de Galicia y Buenos Aires S.A. The principal valuation criteria applied by Banco de Galicia y Buenos Aires S.A. were as follows:

                      b.1. - Foreign currency assets and liabilities
                      These are stated at the reference US dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.
                      Assets and liabilities valued in foreign currencies other than the US dollar have been converted into the latter currency using the swap rates communicated by the Argentine Central Bank's trading desk.

                      b.2. - Gold bullion
                      Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling expenses.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)
------                The Company follows the procedure described in item b.1.
                      to translate the U.S. dollar figures into Argentine pesos.

                      b.3. - Government and corporate securities

                      b.3.a. - Government securities
                      I) Holdings in investment accounts:

                      These holdings include National Government Bonds accruing interest at Libor and falling due in 2012, received within the framework of Sections 28 and 29 of Decree 905/02 (see Note 1 to financial statements under section "Compensation to financial institutions") recorded at their technical value.
                      While this valuation criterion is followed, no cash dividends may be distributed, except for the amount of profits in excess of the difference between the carrying value and the market value of these securities. If the position of these securities and the balances receivable not used as collateral for the subscription of the Hedge Bond which were included in "Other receivables resulting from financial brokerage" and "Miscellaneous receivables" had been stated at market value, a decrease of approximately $545,129 and $617,764 would have been recorded in the shareholders' equity as of March 31, 2005 and at the end of the previous year, respectively.

                      Furthermore, the cap per bond resulting from increasing the market price by 20% does not apply to the valuation of those bonds or to the treatment of the valuation difference.

                      II) Holdings of trading securities:
                      These are stated at the closing quotation for each security at period end, plus the value of matured amortization and interest coupons receivable, less estimated selling expenses, where applicable.

                      III) Unlisted:

                      As of March 31, 2005, Banco de Galicia y Buenos Aires S.A. carries the following holdings:

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)
------                  a) Secured Bonds in Pesos

                        These bonds have been valued in accordance with Communique "A" 3911 and supplementary rules, as mentioned in this Note, under section "National secured loans and provincial secured bonds".

                        All these securities are pledged as collateral for the assistance loan from the BCRA and the subscription of the Hedge Bond, as mentioned in Note 1 to the financial statements, under section "Compensation to financial institutions"

                        b) Discount bonds and GDP-linked marketable securities Banco de Galicia y Buenos Aires S.A. decided to accept the National Government's offer to exchange its holding of medium-term External Bills, Series 74 and 75, for a face value of US$280,471 for "Discount Bonds in Pesos" and "GDP-linked marketable securities" issued under the conditions established by Decree 1735/04, within the framework of the Argentine debt restructuring.

                        As envisaged in that Decree, the acceptance of this offer means receiving new instruments for an original principal amount equal to 33.7% of the unamortized principal at December 31, 2001, plus past due and unpaid interest at that date.

                        As indicated in BCRA Communique "A" 4270 and supplementary rules, as of March 31, 2005 the securities to be received have been valued at the lower value arising from comparing the aggregate nominal cash flows until maturity, under the issue conditions of the new securities, to the carrying value at March 17, 2005 of the securities offered, equivalent to the present value of the Secured Bonds at that date. This valuation will be reduced by the amounts receivable for the servicing of those bonds, so no accrued interest will be calculated. Given the special circumstances under which the sovereign debt swap is being carried out, at the closing date of these financial statements, there was no market value representing those securities.

                        c) The Fiscal Credit Certificates have been stated at technical value, as they will be used to meet tax obligations.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)
------                  IV) Securities issued by the BCRA:

                        These securities were valued at period-end market quotation for each security.

                        b.3.b. - Listed corporate securities

                        These securities are valued at period-end market quotation, net of estimated selling expenses, where applicable.

                        b.4.National secured loans and provincial secured bonds

                        Within the framework of Decree 1387/01, on November 6, 2001 Banco de Galicia y Buenos Aires S.A. participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called National Secured Loans, which are disclosed in these financial statements under "Loans - Non - financial Public Sector".

                        Had the National Secured Loans originally been valued at the market price of the securities exchanged at November 6, 2001, the shareholders' equity would have decreased by $446,688 at that date.

                        Banco de Galicia y Buenos Aires S.A. has also participated in the restructuring of the provincial government debt, pursuant to the provisions of Decree No. 1579/02 receiving Provincial Secured Bonds (BOGAR) in exchange for its receivables, which have been disclosed in these financial statements under Unlisted Government Securities.

                        In accordance with BCRA rules, these two assets have been recorded at the lower value arising from comparing their present value to the technical value. The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions, and discounted at a rate set by the Argentine Central Bank, which at March 31, 2005 was 3.62% and at December 31, 2004, 3.50%. The "technical value" is the index adjusted amount of each instrument under contractual conditions.

                        Banco de Galicia y Buenos Aires S.A. has charged $47,922, 87,334 and 22,888 to results as of March 31,
                        2004, December 31, 2004 and March 31, 2005,
                        respectively, for this item.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)
------ The assets used as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree 905/02, ratified by
                        Section 71 of Law 25827, have been recorded at the value admitted for purposes of the creation of guarantees, as called for by Communique "A" 3911, and complementary rules.

                        b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns

                        For foreign and local currency transactions with a principal adjustment clause, as well as those with prearranged rates for less than 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, the interest has been accrued on an exponential basis.

                        In the case of borrowing transactions originally carried out in foreign currency and converted into pesos as indicated in Note 1 to the consolidated financial statements, under Sections "Deposits with the financial system Legal - action requesting protection of constitutional rights", the pertinent adjustment from the application of the CER was accrued in accordance with legal rules or under contractual conditions.

                        b.6. - Certificates of participation in financial trusts

                        Certificates of participation in financial trusts are recorded at face value plus accrued interest. Non-interest bearing certificates are valued taking into account the participation in net assets and liabilities, as shown in the financial statements of the related trusts.

                        b.7. - Assets under Financial Leases

                        Assets under financial leases are stated at the acquisition cost less accumulated depreciation, plus CER where applicable.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)
------                  b.8. - Equity investments in other companies

                                b.8.a. - Investments in financial institutions and supplementary and authorized activities
                                - Controlled companies
                                Argentine:
                                The equity investments in controlled companies are stated at their equity values.

                                The interest in Banelco S.A. has been valued according to the equity method of accounting, on the basis of financial statements as of December 31, 2004 because at the date of these financial statements that company did not have audited financial statements. Furthermore, important developments that had an impact on the financial condition and results of that company during the time elapsed were recognized.

                                Galicia Capital Markets S.A records a deficit in its equity, so a provision for $ 8,972 has been recorded as of March 31, 2005.

                                Irrevocable capital contributions that were made in Tarjeta Naranja S.A. and Tarjetas del Mar S.A. within the process for restructuring debts with Banco de Galicia y Buenos Aires S.A. have been disclosed at original values. In the case of Tarjetas del Mar S.A., a valuation allowance for $ 51,122 has been recorded as of March 31, 2005.

                                Foreign:
                                Banco de Galicia (Cayman) Limited (In
                                Provisional Liquidation) has been valued according to the equity method of accounting, on the basis of financial information originally issued in foreign currency. In the case of Banco Galicia Uruguay S.A., a provision for other contingencies has been set up to cover the deficit reported in its equity, as disclosed in
                                Note 1 to these financial statements under section "Situation of Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation).

                                The financial statements of those entities were converted into pesos as mentioned in paragraph 5 of point a. of this Note.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)
------                - Minority interests
                      Argentine:
                      Minority interests have been valued at cost restated as mentioned in paragraphs 2, 3 and 4 of Note 2 to the financial statements, plus stock dividends.

                      Foreign:
                      Minority interests in foreign entities are stated at cost, plus stock dividends, recognized at their face value.

                      The procedure mentioned in point b.1. above was followed for conversion of foreign currency equity investments into local currency.

                      b.8.b. - In other companies
                      - Minority interests
                      Argentine:
                      Argentine equity investments are stated at their acquisition cost restated as mentioned in paragraphs 2, 3 and 4 of Note 2 to the financial statements, plus stock dividends.

                      A valuation allowance has been set up for the amount by which it is estimated that the equity investments in Argencontrol S.A., Alfer S.A., Galicia Inmobiliaria S.A., Coelsa S.A., Aguas Provinciales de Santa Fe S.A., Aguas Cordobesas S.A. and Net Investment S.A. are overstated in relation to their equity value.

                      Foreign:
                      Foreign equity investments are stated at the acquisition cost, plus stock dividends, recognized at their face value.

                      The procedure referred to in point b.1. above has been applied to translate foreign currency equity investments into local currency.

                      A valuation allowance has been set up for the investment in Tradecom International NV in the amount that this investment is estimated to exceed its recoverable value.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)
------
                      b.9. - Fixed assets and miscellaneous assets

                      Fixed assets and miscellaneous assets have been valued at cost restated (see Note 2 above), plus the appreciation in the value of the real estate properties which include the effect of a technical revaluation made in 1981, less accumulated depreciation.

                      The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate properties, 120 months for furniture and fixtures and 60 months for the rest of assets.
                      The net book values of the assets, taken as a whole, are not in excess of their value to the business.

                      b.10. - Other miscellaneous assets

                      Miscellaneous assets are valued at their restated acquisition cost (see Note 2 above), less the corresponding accumulated depreciation.
                      The effects of the variations in the purchasing power of the currency as from January 1, 2002 on those miscellaneous assets earmarked for sale and acquired through foreclosure have not been given accounting recognition.
                      The depreciation charges for these assets are calculated following the same criterion as that mentioned in point
                      b.9. above.

                      b.11. - Intangible assets

                      Intangible assets have been valued at their acquisition cost restated (see Note 2 above), less the corresponding accumulated amortization, calculated on the basis of their estimated useful lives expressed in months.
                      Amortization has been recognized on a straight line basis in equal monthly installments, over a maximum of 120 months for "Goodwill" capitalized and over a maximum of 60 months for "Organization and Development Expenses".

                      Effective March 2003, Argentine Central Bank
                      Communique "A" 3916 established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the applicability of

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)
------ current regulations to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree 214/02 and supplementary rules, should also be recorded under this caption, the amortization of which should take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003, as described in Note 1 to the financial statements, under section "Deposits with the financial system Legal actions requesting protection of constitutional guarantees".

                      b.12. - Allowance for loan losses and provision for contingent liabilities

                      The aforementioned allowance and provision have been set up to cover Banco de Galicia y Buenos Aires S.A.'s estimated loan uncollectibility risk, based on an evaluation of the debtors' degree of compliance with their payment obligations, their economic and financial condition and the guarantees supporting the related transactions, in line with the provisions of Argentine Central Bank Communique "A" 2216 and supplementary ones.

                      Since the beginning of the crisis in late 2001, Banco de Galicia y Buenos Aires S.A. has been restructuring its loan portfolio, a process that reached its final stage this year.

                      b.13. - Income tax

                      As of March 31, 2005, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because it reported a tax loss at that date.

                      The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with BCRA rules, which do not contemplate the application of the deferred tax method.

                      b.14. - Presumptive minimum income tax

                      Pursuant to Section 13 of Law 25063, as amended by Law 25360, the payments on account of the tax on presumptive minimum income, not offset against income tax for each year, may be computed as a payment on account of the latter tax in any of the following 10 fiscal years.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continue)
------ Recognition of this payment on account and its recoverability arises on the ability to generate sufficient taxable income in future years for offsetting purposes, based on projections prepared in conformity with the provisions of BCRA Communique "A" 4111 and supplementary rules.

                      Below is a detail of the tax credits and their probable offsetting date:

                      ----------------------------------------------------------
                      Tax credit   Date of generation   Probable offsetting date
                      11,702              2001                             2010
                      45,158              2002                             2010
                      43,004              2003                         2010/2011
                      38,707              2004                              2011
                      ----------------------------------------------------------

                      In addition to the statement made in the preceding paragraphs, as of March 31, 2005, Tarjetas Regionales
                      S.A. records in its assets the tax on presumptive minimum income for $ 21,122, while as of December 31, 2004 it amounted to $ 20,020.


                      b.15. - Severance payments
                      Banco de Galicia y Buenos Aires S.A. directly expenses the severance payments.
                      The amounts that Banco de Galicia y Buenos Aires S.A.
                      may possibly have to pay in respect of labor lawsuits are covered by a provision, which is recorded under "Liabilities Provisions for severance payments".

                      As of March 31, 2005 the maximum risk faced by Banco de Galicia y Buenos Aires S.A. in respect of severance payments amounted to approximately $ 178,050. As of December 31, 2004, the total amount in this respect was $ 176,593.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continue)

                      c. Differences between Argentine Central Bank rules and professional accounting standards applicable in the Autonomous City of Buenos Aires
                      Through C.D. Resolutions Nos. 238/01, 243/01, 261/01,
                      262/01 and 187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20 with certain modifications, adding changes to the valuation and disclosure accounting standards, the application of which is mandatory for fiscal years commencing as from July 1, 2002 and the interim periods comprised in those fiscal years. Furthermore, MD Resolution No. 5/2003 approved Technical Pronouncement
                      No. 21, coming into force for fiscal years commencing as from April 2003. National Securities Commission (CNV) General Resolutions Nos. 434/03 and 459 adopted, with certain modifications, Technical Pronouncements Nos. 16 to 21 on the basis of the resolutions issued by the CPCECABA

                      At the date these financial statements were prepared, the Central Bank had not yet adopted these rules. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to professional accounting standards in force in the Autonomous City of Buenos Aires.
                      Below is a description of the main differences between Argentine Central Bank rules and professional accounting standards applicable in the Autonomous City of Buenos
                      Aires:

                      c.1. Valuation criteria

                      c.1.a. Restatement to constant currency

                      The financial statements of Banco de Galicia y Buenos Aires S.A. have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communique "A" 3921 and CNV Resolution No. 441/03, Banco de Galicia y Buenos Aires S.A. discontinued the application of that method and, therefore, did not

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)
------ recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.
                      As established by MD Resolution No. 41/2003 of the CPCECABA, under Argentine GAAP the application of this method has been discontinued since October 1, 2003.

                      Nevertheless, taking into account that the variation in the IPIM was a deflation rate of approximately 2% during the March September 2003 period, the effects derived from failure to recognize those variations in the financial statements of Banco de Galicia y Buenos Aires S.A. have not been significant.

                      c.1.b. Accounting for income tax according to the deferred tax method

                      Banco de Galicia y Buenos Aires S.A. determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results.

                      Under Argentine GAAP applicable in the Autonomous City of Buenos Aires, income tax must be recognized according to the deferred tax method and, therefore, deferred tax assets or liabilities calculated on those timing differences must be recognized. In addition, unused tax loss carry forwards or fiscal credits subject to deduction from taxable income in future fiscal years should be recognized as deferred assets, provided that taxable income is likely to be generated. Application of this criterion would lead to an increase of approximately $425,000 in assets.

                      c.1.c. Valuation of assets with the non financial public and private sectors

                      c.1.c.1. National secured loans and provincial secured bonds.

                      As established by Decree No. 1387/01 dated November 6, 2001, during the fiscal year ended December 31, 2001 Banco de Galicia y Buenos Aires S.A. and the companies controlled by Sudamericana Holding S.A. exchanged with the National State National Government Securities (classified and valued by Banco de Galicia y Buenos Aires S.A. as "Investment accounts", according to the criteria established by the Argentine Central Bank) for national secured loans, which at

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)
------ March 31, 2005 and December 31,2004 have been recorded under "Loans to the Public Sector". In addition, as established by Decree 1579/02, Banco de Galicia y Buenos Aires S.A. and the FFDP exchanged loans to provincial governments for Provincial Secured Loans (BOGAR), which at March 31, 2005 and December 31, 2004 have been disclosed under "Unlisted government securities".

                      At those dates, Banco de Galicia y Buenos Aires S.A. valued the two types of assets at the lower of present or technical value, as established by Argentine Central Bank Communique "A" 3911, except for those used as collateral for advances granted by the BCRA for the subscription of the bonds foreseen in Sections 10, 11 and 12 of Decree 905/02.

                      Under the provisions of CD Resolution No. 290/01 of the CPCECABA, the restructured assets should have been valued as follows:
                      -National secured loans: on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period. -Provincial secured bonds: at market value. No significant volumes of these securities have been traded on the market. The known market values may not be representative of the realizable value of those assets.
                      These assets, in addition to the bonds described in the preceding section, are used as collateral for rediscounts and advances obtained from the BCRA and/or have been received as collateral for foreign debts restructured by Banco de Galicia y Buenos Aires S.A. and its subsidiary in Uruguay, as detailed in
                      Note 1 under section "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", and the resulting cash flow is expected to be used to settle those debts. In view of this, any variations in their current values should not impact on Banco de Galicia y Buenos Aires S.A. and subsidiaries' balance sheet.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)
------ c.1.c.2. Accounting disclosure of effects generated by court decisions on deposits
                      As of March 31, 2005 Banco de Galicia y Buenos Aires S.A. carries an asset for $ 422,481 ($653,998 of original value net of $ 231,517 corresponding to accumulated amortization) under Intangible assets Organization and development expenses, for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25561, Decree 214/02 and supplementary rules, as established by BCRA Communique "A" 3916, to be amortized over 60 months. Under Argentine GAAP, such asset may be recorded as a receivable, but valued on the basis of the best estimate of the recoverable amounts and recovery terms.

                      c.1.c.3. Compensation as per Sections 28 and 29 of National Executive Branch Decree 905/02.

                      As of March 31, 2005 and December 31, 2004, Banco de Galicia y Buenos Aires S.A. carries the government securities received and to be received in the "Government Securities holdings in investment accounts and Other Receivables resulting from financial brokerage Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

                      Under Argentine GAAP applicable in the Autonomous City of Buenos Aires, the above mentioned assets must be valued at their current value, as indicated in point b.3.a above, except where their treatment as investments to be held to maturity applies.

                      At the date these financial statements were prepared, the parity value of BODEN 2012 is approximately 84% of their technical value.

                      c.1.c.4. Allowances for the non financial public sector

                      Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under Argentine GAAP, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 3:           (Continued)
------                c.1.d. - Conversion of financial statements

                      The conversion to pesos of the financial statements of the foreign branches and subsidiaries for purposes of consolidation with Banco de Galicia y Buenos Aires S.A. financial statements, prepared according with dispositions established by the BCRA, differs from applicable professional accounting standards
                      (Technical Pronouncement No. 18). These professional accounting standards require that:
                      (a) the measurements in the financial statements to be converted to pesos that are stated in period end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate;
                      and that
                      (b) the measurements in the financial statements to be converted to pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated in year end currency, when it is so required due to the application of Technical Pronouncement No. 17. Exchange differences arising from conversion of the financial statements will be treated as financial income or costs, as the case may be.

                      The application of this criterion, instead of that mentioned in point a. of this Note does not have a significant impact on the disclosure of Banco de Galicia y Buenos Aires S.A. financial statements.

                      c.2. Statement of cash flows
                      The criterion for compiling the statement of cash flows of Grupo Financiero Galicia S.A. established by the Argentine Central Bank in its Circular CONAU 1 differs from that of Technical Pronouncement No. 19.

                      Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. have not quantified the effect derived from the application of the new Technical Pronouncements on its financial statements as of March 31, 2005, except in the cases expressly specified.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 4:           BASIC INFORMATION CONCERNING THE CONSOLIDATED CONTROLLED
------            ENTITIES
                  --------------------------------------------------------

                  The basic information concerning the controlled entities is disclosed in Note 10 and Schedule C to the financial statements of Grupo Financiero Galicia S.A.

                  Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies. In adittion, Grupo Financiero Galicia S.A. directly holds 100% of the capital stock and votes of Galval Agente de Valores S.A.

                  The financial statements of Net Investment S.A. have in turn been consolidated on a line by line basis with the statements of financial condition, statements of income and statements of cash flows of B2Agro S.A. As of March 31, 2005, Net Investment S.A. held the following percentages of equity investments:

                      ==========================================================
                               ISSUING COMPANY     % OF CAPITAL      % OF VOTES
                      ----------------------------------------------------------
                      B2Agro S.A.                         99.99           99.99
                      ==========================================================

                  The financial statements of Sudamericana Holding S.A. have been adapted to cover a twelve month period as of March 31, 2005, for consolidation purposes. These financial statements have in turn been consolidated on a line by line basis with the statements of financial condition, income statements and statements of cash flows of Instituto de Salta Compania de Seguros de Vida S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Medigap Salud S.A. (formerly Hartford Salud S.A.), Sudamericana Asesores de Seguros S.A. and Galicia Patrimoniales Compania de Seguros S.A.. As of December 31, 2004, Sudamericana Holding S.A. held the following equity percentages:

                  =================================================================================================
                                         ISSUING COMPANY                              % OF CAPITAL       % OF VOTES
                  -------------------------------------------------------------------------------------------------
                    Instituto de Salta Compania de Seguros de Vida S.A. (**)               99.99            99.99
                  -------------------------------------------------------------------------------------------------
                    Galicia Retiro Cia. De Seguros S.A.                                    99.99            99.99
                  -------------------------------------------------------------------------------------------------
                    Galicia Vida Cia. de Seguros S.A.                                      99.99            99.99
                  -------------------------------------------------------------------------------------------------
                    Medigap Salud S.A. (formerly Hartford Salud S.A.)                      99.99            99.99
                  -------------------------------------------------------------------------------------------------
                    Sudamericana Asesores de Seguros S.A.                                  99.97            99.97
                  -------------------------------------------------------------------------------------------------
                    Galicia Patrimoniales Cia. de Seguros S.A. (*)                         99.99            99.99
                  =================================================================================================

                                       28

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 4:           (Continued)
------ (*) On November 4, 2003, through Resolution 29556 the SSN authorized Galicia Patrimoniales Compania de Seguros S.A. to operate on the market.

                  (**) On December 15, 2004, Sudamericana Holding S.A., Swiss Medical S.A. and SMG INVESTMENT S.A. entered into a share purchase agreement involving 100% of the shares in Instituto de Salta Compania de Seguros de Vida S.A.

                  The consolidated financial statements of Banco de Galicia y Buenos Aires S.A. as of March 31, 2005 and December 31, 2004 and related comparative financial statements include the assets, liabilities and results of the controlled entities detailed below:

                  ===============================================================================================
                                                        as of March 31, 2005

                                                                                           PERCENTAGE OF
                         ISSUING COMPANY                          SHARES                   INTEREST HELD IN
                                                              --------------------------------------------------
                                                                                           TOTAL        POSSIBLE
                                                                TYPE          NUMBER      CAPITAL        VOTES
                  -----------------------------------------------------------------------------------------------
                  BANCO GALICIA URUGUAY S.A.                  Ordinary       13,375(*)      100.00        100.00
                  -----------------------------------------------------------------------------------------------
                  TARJETAS REGIONALES S.A.                    Ord. Book-   103,834,148      100.00        100.00
                                                                entry
                  -----------------------------------------------------------------------------------------------
                  GALICIA CAPITAL MARKETS S.A.                Ord Book-.        99,990       99.99         99.99
                                                                entry
                  -----------------------------------------------------------------------------------------------
                  GALICIA FACTORING Y LEASING S.A.            Ord. Book-     1,889,700       99.98         99.98
                                                                entry
                  -----------------------------------------------------------------------------------------------
                  AGRO GALICIA S.A. (IN LIQUIDATION)          Ord. Book-       250,000      100.00        100.00
                                                                entry
                  -----------------------------------------------------------------------------------------------
                  GALICIA VALORES S.A. SOC. DE BOLSA          Ord. Book-       999,996       99.99         99.99
                                                                entry
                  ===============================================================================================
                  o  Stated at a face value of 1,000 Uruguayan pesos.

                  ===============================================================================================
                                                        As of December 31, 2004
                                                                                           PERCENTAGE OF
                         ISSUING COMPANY                          SHARES                   INTEREST HELD IN
                                                               --------------------------------------------------
                                                                                              TOTAL        POSSIBLE
                                                                TYPE             NUMBER      CAPITAL        VOTES
                  BANCO GALICIA URUGUAY S.A.                   Ordinary         13,375(*)      100.00      100.00
                  -----------------------------------------------------------------------------------------------
                  TARJETAS REGIONALES S.A.                     Ord. Book-     103,834,148      100.00      100.00
                                                                entry
                  -----------------------------------------------------------------------------------------------
                  GALICIA CAPITAL MARKETS S.A.                 Ord. Book-          99,990       99.99       99.99
                                                                entry
                  -----------------------------------------------------------------------------------------------
                  GALICIA FACTORING Y LEASING S.A.             Ord. Book-       1,889,700       99.98       99.98
                                                                entry
                  -----------------------------------------------------------------------------------------------
                  AGRO GALICIA S.A. (IN LIQUIDATION)           Ord. Book-         250,000      100.00      100.00
                                                                entry
                  -----------------------------------------------------------------------------------------------
                  GALICIA VALORES S.A. SOC. DE BOLSA           Ord. Book-         999,996       99.99       99.99
                                                                entry
                  ===============================================================================================

                  o  Stated at a face value of 1,000 Uruguayan pesos.


------

                  ==============================================================================================
                                                                 As of March 31, 2005
                              ISSUING COMPANY                 ASSETS    LIABILITIES    SHAREHOLDERS'    RESULTS
                                                                                          EQUITY
                  ----------------------------------------------------------------------------------------------
                  BANCO GALICIA URUGUAY S.A.                 1,004,440      1,510,524     (506,084)      47,542
                  ----------------------------------------------------------------------------------------------
                  TARJETAS REGIONALES S.A.                     903,401        788,680       114,721      18,507
                  ----------------------------------------------------------------------------------------------
                  GALICIA CAPITAL MARKETS S.A. (*)               5,669         14,642       (8,973)       (623)
                  ----------------------------------------------------------------------------------------------
                  GALICIA FACTORING Y LEASING S.A.               3,431            119         3,312        (51)
                  ----------------------------------------------------------------------------------------------
                  AGRO GALICIA S.A. (IN LIQUIDATION)                58              7            51        (45)
                  ----------------------------------------------------------------------------------------------
                  GALICIA VALORES S.A. SOC. DE BOLSA            30,276         15,683        14,593       1,533
                  ==============================================================================================
                  (*) See Note 3b.8.a to the consolidated financial statements.

                  ===============================================================================================
                             Financial Condition as of December 31, 2004 and Results as of March 31, 2004
                           ISSUING COMPANY                  ASSETS    LIABILITIES  SHAREHOLDERS'        RESULTS
                                                                                      EQUITY
                  -----------------------------------------------------------------------------------------------
                  BANCO GALICIA URUGUAY S.A.                983,076     1,546,266      (563,190)           6,646
                  -----------------------------------------------------------------------------------------------
                  TARJETAS REGIONALES S.A.                  840,045       743,831         96,214          17,781
                  -----------------------------------------------------------------------------------------------
                  GALICIA CAPITAL MARKETS S.A. (*)            7,745        16,095        (8,350)           5,028
                  -----------------------------------------------------------------------------------------------
                  GALICIA FACTORING Y LEASING S.A.            3,383            20          3,363            (117)
                  -----------------------------------------------------------------------------------------------
                  AGRO GALICIA S.A. (IN LIQUIDATION)            103             8             95             (37)
                  -----------------------------------------------------------------------------------------------
                  GALICIA VALORES S.A. SOC. DE BOLSA         22,515         9,455         13,060             346
                  ===============================================================================================
                  (*) See Note 3b.8.a to the consolidated financial statements.

                  The Financial Statements of the controlled entities have been conformed to the valuation and disclosure standards laid down by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A..

                  The financial statements of Banco Galicia Uruguay S.A. have been consolidated on a line by line basis with those of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco de Galicia y Buenos Aires S.A., the remaining 34.6595%.

                  The latter statements have been consolidated with those of Galicia Pension Fund Limited, in which Banco de Galicia (Cayman) Limited (In Provisional Liquidation) holds a 100% participation.
                  Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente, in which it holds 99.985% of its capital stock.

                  Banco de Galicia y Buenos Aires S.A. holds 68.218548% of the capital stock and votes of Tarjetas Regionales S.A., while Banco de Galicia (Cayman) Limited (In Provisional Liquidation), holds the remaining 31.781452%

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 4:
------            (Continued)
                  Furthermore, the March 31, 2005 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line by line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.
                  The percentages directly held in those companies' capital stock are as follows:

                  ==============================================================
                            Company               03.31.05     12.31.04
                  --------------------------------------------------------------
                  Tarjetas Cuyanas S.A.              60%          60%
                  --------------------------------------------------------------
                  Tarjetas del Mar S.A.            99.999%      99.999%
                  --------------------------------------------------------------
                  Tarjeta Naranja S.A.               80%          80%
                  ==============================================================

                  Tarjeta Naranja S.A. financial statements have in turn been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock. Furthermore, Tarjetas Cuyanas S.A. holds 12.3% of Cobranzas Regionales S.A.'s capital stock and voting rights.

                  The financial statements of Galicia Capital Markets S.A., used for purposes of consolidation, have been consolidated on a line by line basis with the financial statements of Galicia Advent Corporation Limited, in which that company holds a 73.33% equity investment.

                  Banco de Galicia y Buenos Aires S.A. holds 99% of the capital stock of Agro Galicia S.A. and Galicia Capital Markets, the remaining 1%.

NOTE 5:           MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES
------            -------------------------------------------------------
                  The portion of the net worth of the controlled investees owned by third parties has been disclosed in the Statement of Financial Condition, under the "Minority interest in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Result of Minority Interest".

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 5:       (Continued)
------ As of March 31, 2005 and December 31, 2004, the percentages of minority interest are as follows:

                  =======================================================================================
                       Company                                          03.31.05                 12.31.04
                  ---------------------------------------------------------------------------------------
                  Banco de Galicia y Bs. As. S.A.                       6.40408%                 6.40835%
                  ---------------------------------------------------------------------------------------
                  Net Investment S.A.                                   0.80051%                 0.81040%
                  ---------------------------------------------------------------------------------------
                  Sudamericana Holding S.A.                             0.80045%                 0.80099%
                  ---------------------------------------------------------------------------------------
                  Galicia Warrants S.A.                                 0.80051%                 0.80104%
                  ---------------------------------------------------------------------------------------
                  B2Agro S.A.                                           0.80878%                 0.80931%
                  ---------------------------------------------------------------------------------------
                  Net Investment B.V.                                   0.80051%                 0.80104%
                  ---------------------------------------------------------------------------------------
                  Medigap Salud S.A. (formerly Hartford Salud S.A.)     0.80872%                 0.80925%
                  ---------------------------------------------------------------------------------------
                  Instituto de Salta Seguros de Vida S.A.               0.80081%                 0.80135%
                  ---------------------------------------------------------------------------------------
                  Galicia Retiro Cia. de Seguros S.A.                   0.80059%                 0.80112%
                  ---------------------------------------------------------------------------------------
                  Galicia Vida Cia. de Seguros S.A.                     0.81032%                 0.81086%
                  ---------------------------------------------------------------------------------------
                  Sudamericana Asesora de Seguros S.A.                  0.83352%                 0.83405%
                  ---------------------------------------------------------------------------------------
                  Galicia Patrimoniales Cia. de Seguros S.A.            0.80872%                 0.80925%
                  =======================================================================================
                  The percentages of Banco de Galicia y Buenos Aires S.A.'s minority interests are as follows:
                  ========================================================================================
                                         Company                                   03.31.05      12.31.04
                                                                                       %            %
                  ----------------------------------------------------------------------------------------
                  Galicia Valores S.A. Sociedad de Bolsa                             0.01         0.01
                  ----------------------------------------------------------------------------------------
                  Galicia Capital Markets S.A.                                       0.01         0.01
                  ----------------------------------------------------------------------------------------
                  Galicia Factoring y Leasing S.A.                                   0.02         0.02
                  ----------------------------------------------------------------------------------------
                  Galicia Administradora de Fondos S.A.
                  Soc. Gerente de Fondos Comunes de Inversion                       0.015        0.015
                  ----------------------------------------------------------------------------------------
                  Tarjetas Cuyanas S..                                              40.00        40.00
                  ----------------------------------------------------------------------------------------
                  Tarjeta Naranja S.A.                                              20.00        20.00
                  ----------------------------------------------------------------------------------------
                  Tarjetas del Mar S.A.                                             0.001        0.001
                  ----------------------------------------------------------------------------------------
                  Galicia Advent Corporation Limited                                26.67        26.67
                  ----------------------------------------------------------------------------------------
                  Cobranzas Regionales S.A.                                         22.46        22.46
                  ========================================================================================


NOTE 6:           RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES
------            ---------------------------------------------------

                  I) As of March 31, 2005, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets pertaining to local branches was restricted as follows:

                  a. Funds and Government Securities
                  The amount of $ 43,716 has been deposited in escrow as a guarantee towards third parties and $ 71,305 for collateral security margins under repo transactions.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:           (Continued)
------ b. Special Accounts as Collateral for Transactions Special accounts have been opened with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of March 31, 2005 amounted to $ 76,740.

                  c. Deposits in favor of the Argentine Central Bank These have been set up in line with Argentine Central Bank rules:

                  -  Communique "A" 1190 $ 533
                  -  Communique "A" 2923 $ 831

                  d. Fund for assistance to financial institutions
                  As of March 31, 2005 Banco de Galicia y Buenos Aires S.A. had deposited secured loans for $ 188,271 in guarantee of the Fund for assistance to Financial and Insurance Institutions.

                  e. Guarantees provided to the Argentine Central Bank
                  As of March 31, 2005, Banco de Galicia y Buenos Aires S.A. has transferred loans to the public sector in favor of the Argentine Central Bank, as collateral for liquidity assistance loan advances of $ 5,766,073.

                  f. Equity investments in Other Companies
                  Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares in Correo Argentino S.A., in favor of the International Finance Corporation (IFC), Inter American Development Bank (IDB) and a syndicate of domestic institutions, as collateral for financing granted to that company. This transaction was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.

                  Under the sponsorship contract, Banco de Galicia y Buenos Aires S.A. is liable for 14.53% of the financial debt held by Correo Argentino S.A. with its financial creditors, in the event of early termination of the concession for any reason or title, including bankruptcy. On November 19, 2003, the National State rescinded the concession contract awarded to Correo Argentino S.A. On October 27, 2004, the Appellate Court sustained the claim filed by the insolvent company, leaving without effect the declaration of bankruptcy and converting the proceeding into a Cram Down process, pursuant to Section 48 of the Insolvency and Bankruptcy Law.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:           (Continued)
------ Banco de Galicia y Buenos Aires S.A. has recognized a reserve for the amount it estimates it will be required to pay for this contingency.

                  On March 25, 2004, the guarantee for $ 7,265 provided in favor of the Nacional State as security for compliance with the concession of Correo Argentino S.A. was executed. The related claim has been proved as a possible claim in the reorganization proceedings involving Correo Argentino S.A. Banco de Galicia y Buenos Aires S.A. has paid the guarantee under the conditions established by the National Communications Commission. Notice of this payment was given in the Correo Argentino S.A. reorganization proceedings.

                  After having received a payment claim from the IFC, on April 13, 2005 Banco de Galicia y Buenos Aires S.A. transferred Boden 2012 for a face value of US$9,459, thus complying with all its payment obligations towards that Entity.

                  Both the investment and the receivables have been written off from assets.

                  "Equity investments in other companies" includes shares whose transferability is subject to the prior approval of the National or Provincial authorities, where applicable, under the terms of the concession contracts signed:
                  - Aguas Argentinas S.A.: 3,236,879 book entry class F shares and 522,887 book entry class E shares.
                  - Aguas Provinciales de Santa Fe S.A.: 3,600,000 book entry class F shares and 62,500 book entry class D shares
                  - Inversora Diamante S.A.: 1,606,117 ordinary book entry non-transferable shares.
                  - Inversora Nihuiles S.A.: 1,184,093 ordinary book entry non-transferable shares.
                  - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
                  - Aguas Cordobesas S.A.: 900,000 ordinary class E shares.
                  - Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:           (Continued)
------ As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies.

                  The Inter American Development Bank (IDB) requested that the shareholders of Aguas Argentinas S.A. grant loans to this company for it to be able to meet its commitments. On February 18, 2003 and July 14, 2004, financial assistance was granted to Aguas Argentinas S.A. in the amount of US$598 thousand and US$6,300 thousand, respectively.

                  In view of a deficit in funds of Aguas Provinciales de Santa Fe S.A. notified by the International Finance Corporation
                  (IFC), on November 5, 2003 a loan for an amount equivalent to US$329 thousand was granted to that company by Banco de Galicia y Buenos Aires S.A.

                  Within the framework of the commitments undertaken as a shareholder with the IDB and the IFC, on March 3, 2005 Banco de Galicia y Buenos Aires S.A. disbursed an amount equivalent to US$7,131, provided a guarantee for US$2,312 and assumed a contingent payment obligation for US$2,312, all of these being the only commitments undertaken with the IDB and the IFC in relation to Aguas Provinciales de Santa Fe S.A.

                  Furthermore, in the event of early termination of the concession contracts, under the terms thereof, Banco de Galicia y Buenos Aires S.A. and the other shareholders have guaranteed the IDB, Banco Europeo de Inversiones (BEI) and the IFC the pro rata collection of the financial assistance loans due from Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., as the case may be.

                  These guarantees have been recognized under Memorandum accounts Other Credit Contingencies.

                  On the basis of information known at March 31, 2005, Banco de Galicia y Buenos Aires S.A. has recognized a reserve for the amount it estimates it will have to pay for these contingencies.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:           (Continued)
------ At the date these financial statements were prepared, Aguas Argentinas S.A. was still carrying out negotiations in relation to its activities with the Argentine Government. It is not possible to estimate the future development of those negotiations and the consequent effects on Banco de Galicia y Buenos Aires S.A., though this matter is being regularly followed up and analyzed by the Management of that Bank.

                  g. Guarantees provided as security for direct obligations:
                  As of March 31, 2005, Banco de Galicia y Buenos Aires S.A. records guarantees provided as security for direct obligations for $ 34,089 in memorandum accounts, as a result of commitments undertaken under the portfolio assignment and/or sale contracts signed with Citibank N.A. Buenos Aires Branch. According to those contracts, Banco de Galicia y Buenos Aires S.A. undertakes to repurchase and replace the receivables assigned with others of similar characteristics in the event of default.

                  As of December 31, 2004, the total amount of restricted assets was $ 6,285,889.

                  II) As of March 31, 2005 the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets existing at its controlled entities subject to consolidation is restricted as follows:

                  a. Galicia Valores S.A. Sociedad de Bolsa:
                  As of March 31, 2005 this company held three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for $ 6,450. At the end of the previous year, restricted assets totaled $ 5,235.

                  b. Tarjetas Cuyanas S.A.
                  As of March 31, 2005, Banco Galicia y Buenos Aires S.A. ability to dispose of time deposits for $ 619 and $ 104 was restricted because this amount was earmarked to secure two Collection Agreements signed with the Revenue Board of the Province of Mendoza and Telefonica de Argentina, respectively. At the end of the previous year, its restricted assets totalled $ 103 and $612

                  c. Banco Galicia (Cayman) Limited (In Provisional Liquidation) All company's assets are administered by the liquidators in favor of creditors until the debt restructuring plan has been completed.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 6:           (Continued)
------            d. Banco Galicia Uruguay S.A.:
                  At the request of creditors of Banco Galicia Uruguay S.A., a restraining order has been issued enjoining this entity from disposing of its real property.

                  Under a security interest agreement signed on July 24, 2003 and registered with the Registry of Movable Property Pledges Division Montevideo Uruguay on August 5, 2003, the rights to collect debts from all debtors have been pledged as collateral in favor of the holders of transferable time deposit certificates and/or negotiable obligations issued in compliance with the debtor reorganization plan approved.

                  III) As of March 31, 2005, the availability to dispose of Galval Agente de Valores S.A. assets has been restricted as follows:

                  On January 7, 2005, that company deposited the sum of US$ 135 with the Central Bank of Uruguay, which has been pledged in favor of that control authority as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 7:           TRUST ACTIVITIES
------            ----------------
                  a) Trust contracts as security for compliance with obligations In order to secure compliance with contractual obligations, the parties to these agreements have agreed to deliver in trust to Banco de Galicia y Buenos Aires S.A. amounts to be invested according to the following detail:

                  ================================================================================================
                     Contract date          Trustor                 Trust fund balance             Expiration date
                                                          ------------------------------------
                                                                 $           Thousands of
                                                                                 US$
                  ------------------------------------------------------------------------------------------------
                       01.06.98         Eduardo                  11              31                    07.07.07(1)
                                        Sumic          y
                                        Ercides Ciani
                  ------------------------------------------------------------------------------------------------
                       02.15.04         Blaisten                 12              -                     02.15.08(2)
                  ================================================================================================

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 7:           (Continued)
------            b) Administration Trust Contracts
                  Purpose: to administer and exercise the financial ownership of the trust assets.

                  =================================================================================================
                     Contract date          Trustor                      Trust fund balance        Expiration date
                                                                    ----------------------------
                                                                         $       Thousands of
                                                                                     US$
                  --------------------------------------------------------------------------------------------------
                       12.23.02             Coca   Cola   de             793         -                12.31.07 (2)
                                             Argentina S.A.
                  ---------------------------------------------------------------------------------------------------
                       02.23.04             Car Security                 19          -                12.31.08 (2)
                  ===================================================================================================

                  c) Financial trust contract
                  Purpose: to administer and exercise the financial ownership of the trust assets until the redemption of the debt securities.

                  ===================================================================================================
                     Contract date          Trustor                      Trust fund balance         Expiration date
                                                                    ----------------------------
                                                                         $       Thousands of
                                                                                     US$
                  --------------------------------------------------------------------------------------------------
                       01.28.04        Tarjeta                         5,231         -                08.01.10 (3)
                                       Naranja III
                  --------------------------------------------------------------------------------------------------
                       03.07.05        Grobo I                             -         1,248            08.01.06 (4)
                  ===================================================================================================

                  (1) This amount will be released on the due date or when instructions are received, as established in the pertinent contract.
                  (2) These amounts will be released monthly until the earlier of the settlement date of trustor obligations or the due date.
                  (3) These amounts will be released monthy until the redemption of the debt securities.
                  (4) Expected date, because the due date will occur at the time of the distribution of all trust assets.

NOTE 8:           NEGOTIABLE OBLIGATIONS AND OTHER DEBT SECURITIES
------            ------------------------------------------------

                  a) As of March 31, 2005, Banco de Galicia y Buenos Aires S.A. had the following outstanding negotiable obligation issues:

                  a.1) Banco de Galicia y Buenos Aires S.A. - Ordinary Negotiable Obligations

                  ===================================================================================================
                                                                                                    ISSUE AUTHORIZED
                       ISSUE DATE       RESIDUAL FACE         MATURITY              RATE            BY THE NATIONAL
                                            VALUE                                                      SECURITIES
                                        (IN THOUSANDS                                                  COMMISSION
                                           OF US$)
                  ---------------------------------------------------------------------------------------------------
                        11.08.93           11,175(*)           10 years              9.00%             10.08.93
                  ===================================================================================================
                  (*) These amounts correspond to past due negotiable
                  obligations issued but not offered for purposes of the
                  restructuring.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8            (Continued)
------ a.2) The Ordinary Shareholders' Meeting held on September 30, 1997, authorized the creation of a Global Program for a maximum total amount of US$ 1,000,000 thousand for issuing ordinary negotiable obligations, not convertible into shares which may be issued in pesos, US dollars or other currencies.

                  As of March 31, 2005, Banco de Galicia y Buenos Aires S.A. had the following short and medium term negotiable obligation issues outstanding under the above program:

                  ===================================================================================================
                                                                                                    ISSUE AUTHORIZED
                       ISSUE DATE        RESIDUAL FACE         MATURITY              RATE           BY THE NATIONAL
                                             VALUE                                                     SECURITIES
                                         (IN THOUSANDS                                                 COMMISSION
                                            OF US$)
                  ---------------------------------------------------------------------------------------------------
                        06.11.01             889(*)            1,653 days          Libor plus 2%        04.22.98
                  --------------------------------------------------------------------------------------------------
                        07.19.02          72,635(**)           1,840 days             7.875%            04.22.98
                  --------------------------------------------------------------------------------------------------
                        07.19.02          43,161(**)           1,840 days        Libor - 6 months       04.22.98
                                                                                      plus 4%
                  ===================================================================================================

                 (*)  These amounts correspond to past due negotiable
                  obligations issued but not offered for purposes of the restructuring.

                 (**) Negotiable obligations in normal situation, issued as a result of the New York Branch debt restructuring, but not included in Banco de Galicia y Buenos Aires S.A. debt restructuring.

                  In accordance with the provisions of the Negotiable Obligations Law and BCRA rules, the net proceeds from the Negotiable Obligations issue detailed in points a1) and a2) were used to provide financing to domestic companies with regard to investments in physical assets in Argentina, providing working capital or refinancing liabilities, granting consumer and mortgage loans for financing housing construction, investments in the share capital of domestic companies and other purposes envisaged by current regulations.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8            (Continued)
------ a.3) The Ordinary Meeting of Shareholders held on September 30, 2003 approved the creation of a Global Program for the issuance and reissuance of ordinary negotiable obligations, not convertible into shares, whether subordinated or not, secured or unsecured, for a maximum nominal amount of US$ 2,000,000 thousand or its equivalent in any other currency, outstanding at any time during the life of the Program, as determined by the Board of Directors, for a maximum term of five years counted as from the authorization of the Program by the National Securities Commission (CNV), which took place on December 29, 2003 pursuant to Resolution 14708, or for any other longer term the CNV may authorize pursuant to regulations.

                  On April 23, 2004, through Resolution 14773 the CNV authorized the issue of ordinary, not convertible into shares, senior and subordinated Negotiable Obligations, for a total face value of up to US$ 1,400,000 thousand or its equivalent in other currencies.

                  The net proceeds of the negotiable obligations issued under the Program were used to refinance the foreign debt, as required by Section 36 of the Negotiable Obligations Law, BCRA Communique "A" 3046 and its amendments, and other applicable regulations.

                  As of March 31, 2005 Banco Galicia y Buenos Aires S.A. has the following outstanding Negotiable Obligation Issue Program:

                  Ordinary Negotiable Obligations:

                  ===================================================================================================
                      ISSUE DATE        RESIDUAL FACE VALUE        MATURITY            RATE             ISSUE
                                          (in thousands of                                          AUTHORIZED
                                                US$)                                                 BY THE CNV
                  ---------------------------------------------------------------------------------------------------
                        05.18.04               464,802                (1)               (*)          12.29.03 and
                                                                                                       04.27.04
                  ---------------------------------------------------------------------------------------------------
                        05.18.04               352,839                (2)         Libor plus 3.5%    12.29.03 and
                                                                                                       04.27.04
                  ===================================================================================================

                  (1) The principal on the Negotiable Obligations due 2014 will be amortized semi annually, commencing on January 1, 2010, in installments equal to 11.11% of the original principal amount, until their due date, January 1, 2014, when the remaining 11.12% of the original principal will fall due.
                  (2) The principal on the Negotiable Obligations due 2010 will be amortized semi annually, commencing on July 1, 2006, in installments equal to 12.5% of the original principal, until their due date, January 1, 2010, when the remaining 12.5 % of the original principal will fall due.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8            (Continued)
------ (*) Interest shall accrue as from January 1, 2004 at a 3% fixed rate, increased by 1% each year until an annual rate of 7% is reached, from January 1, 2008 up to but not including January 1, 2014.

                  Subordinated Negotiable Obligations:

                  ===================================================================================================
                                        RESIDUAL FACE VALUE       MATURITY            RATE              ISSUE
                      ISSUE DATE          (in thousands of                                          AUTHORIZED BY
                                                US$)                                                    THE CNV
                  ---------------------------------------------------------------------------------------------------
                        05.18.04             229,258 (*)             (1)               (2)           12.29.03 and
                                                                                                       04.27.04
                  ===================================================================================================

                  (1) These obligations will be fully amortized upon maturity, on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all Negotiable Obligations falling due in 2014 and 2010 have been fully redeemed.
                  (2) Interest on Negotiable Obligations due in 2019 shall be payable in cash and in additional Negotiable Obligations due in 2019 semi annually in arrears, on January 1 and July 1 of each year, commencing on July 1, 2004. The Negotiable Obligations due in 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, from January 1, 2004 up to but not including January 1, 2014. Such interest rate shall be increased to 11% per annum from January 1, 2014 up to but not including January 1, 2019, the due date of the Negotiable Obligations due in 2019, unless they are previously redeemed. The principal shall accrue interest at an annual fixed rate of 5%, as from January 1, 2004, which will be payable on January 1, 2014 and January 1, 2019 in the form of negotiable obligations.
                  (*) Includes US$ 5,455 thousand and US$ 5,592 thousand for the capitalization of interest that fell due on July 1, 2004 and January 1, 2005, respectively, in the form of Negotiable Obligations due in 2019. Furthermore, Grupo Financiero Galicia S.A. holds Subordinated Negotiable Obligations due in 2019 for a face value of US$ 95,045 thousand, which include capitalized interest on the new Subordinated Negotiable Obligations.

                  As of March 31, 2005, principal and interest on Negotiable Obligations amount to $ 3,454,862, net of expenses, including the Negotiable Obligations issued as a result of the debt restructuring.

                  As of December 31, 2004, principal and interest on negotiable obligations, net of discounts, totaled $3,541,232.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8            (Continued)
------ b) Banco de Galicia y Buenos Aires S.A.'s controlled companies Issue of negotiable obligations, debt certificates and other debt securities

                  In addition to Banco de Galicia y Buenos Aires S.A., the consolidated companies of that Bank record the following negotiable obligation issues outstanding:

                  a) Banco Galicia Uruguay S.A.
                  As of March 31, 2005
                  a1) Negotiable Obligations

                  ===================================================================================================
                      ISSUE DATE             RESIDUAL FACE VALUE              MATURITY                  RATE
                                            (in thousands of US$)
                  ---------------------------------------------------------------------------------------------------
                        12.24.02                   157,263                     9 years                    2%
                  ---------------------------------------------------------------------------------------------------
                        08.31.03                    13,854                     9 years                 4.8606%
                  ---------------------------------------------------------------------------------------------------
                        08.31.03                    14,191                     2 years                    2%
                  ---------------------------------------------------------------------------------------------------
                        08.31.03                     2,133                     5 years                    2%
                  ===================================================================================================

                  a2) Subordinated Negotiable Obligations



                  ===================================================================================================
                      ISSUE DATE             RESIDUAL FACE VALUE              MATURITY                  RATE
                                            (in thousands of US$)
                  ---------------------------------------------------------------------------------------------------
                        12.24.02                  43,000 (*)                   9 years                    1%
                  ===================================================================================================
                  (*) The Company holds 100% of these Subordinated Negotiable Obligations.

                  As of December 31, 2004:
                  (a.1) Negotiable obligations

                  ===================================================================================================
                        ISSUE DATE              RESIDUAL FACE VALUE            MATURITY               RATE
                                               (in thousands of US$)
                  ---------------------------------------------------------------------------------------------------
                         12.24.02                     157,273                  9 years                 2%
                  ---------------------------------------------------------------------------------------------------
                         08.31.03                      13,854                  9 years               4.8606%
                  ---------------------------------------------------------------------------------------------------
                         08.31.03                      13,994                  2 years                 2%
                  ---------------------------------------------------------------------------------------------------
                         08.31.03                      1,990                   5 years                 2%
                  ===================================================================================================

                  a.2) Subordinated negotiable obligations

                  ===================================================================================================
                        ISSUE DATE           RESIDUAL FACE VALUE            MATURITY                  RATE
                                            (in thousands of US$)
                  ---------------------------------------------------------------------------------------------------
                         12.24.02                 43,000 (*)                9 years                    1%
                  ===================================================================================================
                  (*)The Company holds 100% of these Subordinated Negotiable Obligations.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 8            (Continued)
------            b) Tarjetas Regionales S.A.

                  In order to finance the flow of their operations, the companies controlled by Tarjetas Regionales S.A. issued the following negotiable obligations as of March 31, 2005:

                  ===================================================================================================
                          Conditions                 Tarjeta Naranja S.A.               Tarjetas Cuyanas S.A.
                  ---------------------------------------------------------------------------------------------------
                  Series No.                                   I                                  XV
                  ---------------------------------------------------------------------------------------------------
                  Placement date                       January 18, 2005                   February 14, 2005
                  ---------------------------------------------------------------------------------------------------
                  Due date                             November 14, 2005                  December 12, 2005
                  ---------------------------------------------------------------------------------------------------
                  Term                                     300 days                            301 days
                  ---------------------------------------------------------------------------------------------------
                  Variable rate                 BCRA Survey rate (at least 4%)      BCRA Survey rate (at least 4%)
                                                          plus 2.47%                          plus 3.50%
                  ---------------------------------------------------------------------------------------------------
                  Face value                                30,000                              25,000
                  ---------------------------------------------------------------------------------------------------
                  Residual value                            30,383                              25,231
                  ===================================================================================================
                  As of December 31, 2004 the amount issued by Tarjetas Cuyanas was $13,372.

NOTE 9:           CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM
------            --------------------------------------------
                  Law 24485 and Decree 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, beyond the system of privileges and safeguards envisaged in the Financial Institutions Law.
                  The National Executive Power through Decree 1127/98 dated September 24, 1998 established the maximum limit of this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos or in foreign currency.

                  This System does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it.

                  Deposits whose ownership has been acquired through endorsement and placements which offer incentives in addition to the interest rate are also excluded from this System.

                  The System has been implemented through the creation of the Deposit Insurance Fund (FGD), which is managed by a company called Seguros de Depositos S.A. (SE.DE.S.A.). The shareholders of SE.DE.S.A. are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to that Fund.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 9            (Continued)
------ Effective January 1, 2005, this contribution was reduced to 0.015%, pursuant to BCRA Communique "A" 4271.

                  As of March 31, 2005 the standard contribution to the Deposit Insurance Fund amounted to $ 293,337, of which $ 2,627 correspond to the current year.

NOTE 10:          RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS
-------           ---------------------------------------------------

                  Argentine Central Bank rules establish that 20% of the profits shown in the Income Statement at period end, plus (less) prior year adjustments must be allocated to the legal reserve.

                  This proportion is applicable regardless of the ratio of the legal reserve fund to the capital stock.

                  Through Resolution 81 dated February 8, 2002, the Argentine Central Bank established that while the assistance received from that Entity is in force, Banco de Galicia y Buenos Aires S.A. may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, equity interests or compensation related to results.

                  Also, the agreements executed within the framework of the foreign debt restructuring provide that Banco de Galicia y Buenos Aires S.A. may not directly or indirectly declare or pay dividends, or make distributions in relation to shares of common stock, except for stock dividends or distributions. It was also established that such restriction will not apply to dividends paid to Banco de Galicia y Buenos Aires S.A. by a consolidated subsidiary.

                  Notwithstanding this, those agreements foresee that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if "(i) no Default or Event of Default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or lower than fifty percent (50%) of the total Senior Debt amount originally issued; and (iii) Banco de Galicia y Buenos Aires S.A. were to reimburse two US dollars (US$2) of the Long term Debt principal amount for each US dollar (US$1) paid in dividends".

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 10           (Continued)
------- Communique "A" 3785 provides that financial institutions which receive in compensation National Government bonds within the framework of Sections 28 and 29 of Decree 905/02, may record them at their technical value; while using this procedure, financial institutions may not distribute cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve envisaged in the by laws.

                  Furthermore, as established by Section 70 of the Corporations Law, stock companies are to set up a reserve of not less than 5% of the realized and liquid profits shown in the income statement for the year, until 20% of the corporate stock is reached. When this reserve is lower than that percentage for any reason, no profits may be distributed until this minimum reserve requirement has been met.

                  In the case of Grupo Financiero Galicia S.A., see Note 12 to the financial statements.

NOTE 11:          NATIONAL SECURITIES COMMISSION (Comision Nacional de Valores)
-------           -------------------------------------------------------------
                  -Resolution No. 368/01
                  Banco de Galicia y Buenos Aires S.A. equity as of March 31, 2005 exceeds that required by Chapter XIX, points 4 and 5 of CNV Resolution No. 368/01 to act as over the counter broker.

                  Furthermore, in compliance with Section 32 of Chapter XI of that resolution, as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA RENTA EN DOLARES", "FIMA MIX PLUS ", "FIMA MIX ", "FIMA RENTA CORTO PLAZO", "FIMA MONEY MARKET EN PESOS" "FIMA MONEY MARKET EN DOLARES", "FIMA GLOBAL ASSETS", "FIMA RENTA LATINOAMERICANA", "FIMA PREMIUM" and "FIMA NEGOTIABLE OBLIGATIONS" Banco de Galicia y Buenos Aires S.A. has a total of 339,523,871 units under custody for a market value of $
                  305.786 as of March 31, 2005, which is included in the "Depositors of Securities in Custody" account.
                  As of December 31, 2004, the securities held in custody by Banco de Galicia y Buenos Aires S.A. totaled 227,006,406 units and their market value amounted to $ 245,585.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 12:          PRIOR YEAR ADJUSTMENTS
-------           ----------------------
                  On January 30, 2004, the BCRA released Communique "A" 4084 establishing a change of criterion for the valuation of assets delivered to the public sector.

                  The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the option of Banco de Galicia y Buenos Aires S.A., these assets could be excluded from the treatment foreseen in Communique "A" 3911 described in Note 3.b.4. In this case, those assets were to be recorded at the value admitted for purposes of the creation of guarantees, under the terms of Section 15 of the above mentioned Decree and BCRA Communiques "A" 3717 and "A" 3756.

                  The effect of this modification was recorded as a counterpart under "Prior year adjustment" in the amount of $30,893, as established by BCRA Communique "A" 4095.

                  At the end of fiscal 2003, in accordance with regulations in force at that date Banco de Galicia y Buenos Aires S.A. had capitalized the difference arising from application of the CVS index instead of the CER to certain financing for $102,705.

                  As of December 31, 2004, in view of the lack of resolution on this issue, such asset was written off by Banco de Galicia y Buenos Aires S.A., charging $ 76,791 to prior year results, according to the criterion established by BCRA Communique "A" 4202, and using allowances previously set up to cover the difference.

                  The figures for the same period of the previous year have been modified by Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia for comparative purposes.

NOTE 13:          CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE
-------           (the "ISSB")
                  --------------------------------------------------------------

                  Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to Section 17 of Law No. 19322.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 13:          (Continued)
------- Banco de Galicia y Buenos Aires S.A. has determined these contributions in accordance with those repealing regulations. The Bank Employee Union (the "Banking Association") brought legal action calling for a stay against the PEN Ministry of Public Works and Services, obtaining a conclusive judgment in its favor that has declared article 1 of Decree 263/96 null and unconstitutional (Federal Court dealing with Administrative Litigation Matters, Panel I).

                  In the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the above mentioned legal action. In April 1998, the Bank Employees' Health Care System
                  (OSBA) made a final claim against Banco de Galicia y Buenos Aires S.A., which was refuted from the administrative angle. As a result, Banco de Galicia y Buenos Aires S.A. brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, requesting that a resolution be issued stating that this contribution had been repealed and that a restraining order be granted preventing the OSBA from bringing legal action for tax collection or making verifications on the grounds of article 17, clause f) of Law 19,322 until a final judgment is issued. The restraining order has become firm and a judgment was rendered by the lower and upper courts resolving that the OSBA was not the successor of the ISSB and therefore it was not entitled to claim or collect that contribution. This is a final judgment and has already been confirmed. Furthermore, the OSBA has brought legal action against all institutions in the financial system, before the Federal Court dealing with Administrative Litigation Matters, claiming this contribution. Considering that a risk exists as to the interpretations that courts may make of this dispute, Banco de Galicia y Buenos Aires S.A. has agreed to a settlement regarding those disputed or doubtful rights, without this involving any recognition of rights, and expressly waiving the legal action filed by the OSBA. This settlement has been approved by the Federal Court of First Instance on Administrative Litigation Matters No. 4, in the case identified above, which will reduce the potential risk to which Banco de Galicia y Buenos Aires S.A. would be exposed if an unfavorable resolution were to be issued.

NOTE 14:          REGULATIONS ON BANK CURRENT ACCOUNTS
-------           ------------------------------------

                  On March 24, 2001, the Competitiveness Law No. 25413 was enacted and promulgated. This norm repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760. In the case of the latter, effective January 13, 1997, the law that was repealed provided a system of fines for financial institutions which would have kept current accounts open when they should have been closed, or would have opened current accounts to current account holders who had been disqualified.

                  In view of the above, on April 16, 1999, Section 3 of Decree 347/99 of the National Executive Power established that: "In the case of the fines resulting from applying Section 62, last paragraph ..., as amended by Law No. 24,760, accumulated by each financial institution at the effective date of this decree, the Argentine Central Bank is empowered to set the amount of the fines between a minimum of fifteen thousand pesos ($ 15) and a maximum of two million pesos ($ 2,000) for each institution, based on the number of non compliance by each one".

                  In line with BCRA Communique "A" 2909 Banco de Galicia y Buenos Aires S.A. has reported to the aforementioned body the current accounts kept open when they should have been closed and paid the corresponding fines, taking those caps into consideration.

                  Subsequently, Banco de Galicia y Buenos Aires S.A. received a communication from the Argentine Central Bank addressed to all financial institutions, calling upon them to pay the corresponding amount, pursuant to Section 62 of the Law Governing Checks. In view of this Banco de Galicia y Buenos Aires S.A. filed a claim for a temporary restraining order with the Federal Court of First Instance dealing with Administrative

                  Litigation Matters No. 4, Clerk's Office No. 7, in the event that said communication might prove detrimental to its vested rights.

                  The temporary restraining order has been dismissed by the lower court on the grounds that Decree No. 347/99 had been declared unconstitutional in the ordinary proceedings initiated by the Ombudsman requesting that such decree be declared null and void. The judgment entered in the action requesting protection of constitutional rights has been appealed by Banco de Galicia y Buenos Aires S.A. and on March 25, 2004 the Court of Appeals confirmed the lower court judgment. Consequently, the BCRA might again require Banco de Galicia y Buenos Aires S.A. to pay the

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 14:          (Continued)
-------
                  difference between the sum paid following the guidelines of Decree No. 347/99 and the sum it should have paid as a result of the application of Section 62 of Law No. 24452, amended by Law No. 24760, as such claim was the subject matter of the action brought by that Bank.

                  Notwithstanding this, the BCRA might require Banco de Galicia y Buenos Aires S.A. to pay that difference if the judgment rendered in the action brought by the Ombudsman were to be confirmed or become firm. Banco de Galicia y Buenos Aires S.A. considers that this would not substantially affect its equity.

NOTE 15:          SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST
-------           ---------------------------------------------------------
                  At the meeting held on March 15, 2000, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager in a global program for setting up financial trusts for a face value of up to US$ 1,000,000 thousand. The creation of this program was approved by the National Securities Commission through resolution No. 13334 dated April 6, 2000.

                  The trustee of this trust will be First Trust of New York, National Association, through its permanent representation in Argentina.

                  Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred the trust ownership of loans amounting to US$ 490,224 thousand granted to Argentine Provinces collateralized by the federal tax sharing corresponding to those Provinces, and reserve investments for US$ 7,761 thousand, to the Galtrust I Financial Trust.

                  As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of US$ 100,000 thousand, Class B Debt Securities for a face value of US$ 200,000 thousand and Certificates of Participation for a face value of US$ 200,000 thousand.

                  As of March 31, 2005 and December 31, 2004, Banco de Galicia y Buenos Aires S.A. held debt securities and certificates of participation in its portfolio for $ 678,708 and $ 665,101, respectively.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 16:          SETTING UP OF THE "GALTRUST II and V" INDIVIDUAL FINANCIAL
-------           TRUSTS
                  ----------------------------------------------------------

                  At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission resolution No. 13334 dated April 6, 2000, for a face value of up to US$ 1,000,000 thousand (the "Program") and authorized Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of that program.

                  The trustee of those trusts is First Trust of New York, National Association, through its permanent representation in Argentina

                  The financial trusts Galtrust II and V - Mortgage bills were set up under the above-mentioned program, and Certificates of Participation and Debt Securities were issued.

                  As of March 31, 2005, Banco de Galicia y Buenos Aires S.A. held in its portfolio Certificates of Participation in those trusts for $ 26,776 and Banco Galicia Uruguay S.A., Debt Securities for $ 31,440, while as of December 31, 2004 those portfolios amounted to $ 27,710 and $ 33,878, respectively.

NOTE 17:          GALICIA 2004 AND GALICIA 2005 TRUSTS
-------           ------------------------------------

                  In November 1999 a "Framework Trust Agreement" was entered into by and between Banco de Galicia y Buenos Aires S.A. as trustor and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the mentioned Bank, to be determined from time to time by the Board of Directors. For such purpose, the "Galicia 2004 Trust" was created, and the amount of US$ 4,000 thousand was transferred to the trustee, which was used for the purchase of shares and ADSs of Grupo Financiero Galicia S.A. On June 15, 2003 Galicia 2004 Trust was early terminated, the shares and ADSs having been delivered to the beneficiaries designated.
                  The ADS balance of 157,669.40 of the Galicia 2004 Trust that was not awarded to the beneficiaries formed the Galicia 2005 Trust.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 18:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES
-------   ---------------------------------------------

          The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous year, in order to disclose the changes in those assets and liabilities during the current period is as follows:

==========================================================================================
                                                              03.31.05          12.31.04
                                                              ----------------------------
ASSETS
LOANS                                                         8,981,039         8,438,177
                                                              ----------------------------
-To the non-financial public sector                           4,670,329         4,558,873
-To the financial sector                                        106,695           150,530
-To the non-financial private sector and residents abroad     4,796,835         4,361,393
 -Overdrafts                                                    262,290           199,668
 -Notes                                                       1,133,812         1,099,243
 -Mortgage loans                                                715,179           623,944
 -Pledge loans                                                   95,133            92,889
 -Consumer loans                                                 85,068            58,161
 -Credit card loans                                           1,181,328         1,105,386
 -Others                                                        903,696           772,996
 -Accrued interest and quotation differences receivable         426,443           414,400
 -Documented interest                                           (5,900)           (5,286)
 -Unallocated collections                                         (214)               (8)
-Allowances                                                   (592,820)         (632,619)
                                                              ----------------------------
OTHER RECEIVABLES RESULTING FROM FINANCIAL
BROKERAGE                                                     6,506,441         6,697,688
                                                              ----------------------------
-Argentine Central Bank                                          79,781            78,463
-Amounts receivable for spot and forward sales to be
settled                                                         137,732            56,209
- Securities to be received under spot and forward
purchases to be settled                                         304,158           313,462
-Unlisted negotiable obligations                                 19,319            20,384
- Balances of forward transactions not yet settled
without delivery of underlying asset                                  3                 -
-Others not included in the debtor classification
regulations                                                   5,719,860         5,973,345
-Others included in the debtor classification regulations       167,293           188,807
-Accrued interest receivable not included in the debtor
classification regulations                                      100,303            92,302
- Accrued interest receivable included in the debtor
classification regulations                                        2,667             2,427
-Allowances                                                     (24,675)          (27,711)
==========================================================================================

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 18:  (Continued)
-------

===========================================================================================
                                                              03.31.05          12.31.04
                                                              -----------------------------
LIABILITIES
 DEPOSITS                                                      7,469,057         6,756,913
                                                              -----------------------------
-Non-financial public sector                                     130,389           131,932
-Financial sector                                                 21,881            17,157
-Non-financial private sector and residents abroad             7,316,787         6,607,824
  -Current accounts                                            1,286,346         1,192,474
  -Savings accounts                                            1,954,663         1,638,694
  -Time deposits                                               3,683,685         3,415,788
  - Investment accounts                                              346               383
  -Others                                                        300,475           280,220
  -Accrued interest and quotation differences payable             91,272            80,265
                                                              -----------------------------
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE          14,193,959        14,056,567
                                                              -----------------------------
-Argentine Central Bank                                        8,042,677         8,059,550
 -Liquidity assistance loans                                   5,240,459         5,321,697
 -Others                                                       2,802,218         2,737,853
-Banks and international entities                                752,127           772,393
-Unsubordinated negotiable obligations                         3,334,837         3,348,652
-Amounts payable for spot and forward purchases to be
settled                                                          224,579           229,537
-Securities to be delivered under spot and forward sales
to be settled                                                    137,425            56,155
-Loans from domestic financial institutions                      210,159           191,195
-Others                                                          892,826           909,926
-Accrued interest and quotation differences payable              599,329           489,159
                                                              -----------------------------
SUBORDINATED NEGOTIABLE OBLIGATIONS                              393,522           380,077
===========================================================================================

NOTE 19:  SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y
-------   -------------------------------------------------------------------
          BUENOS AIRES S.A.
          -----------------

          Corporate merger between Tarjeta del Mar S.A. and Tarjeta Naranja S.A.

          At those Board meetings, the carrying out of all necessary steps to formalize the merger between Tarjeta Naranja S.A. (merging company) and Tarjetas del Mar S.A. (merged company) was authorized, within the framework of a corporate reorganization under the terms of Section No. 77 of the Income Tax Law and Section No. 109 of its regulatory decree. The reasons for this process are the advantages that can be gained as a result of the joint actions and the unification of both companies' business activities, which would improve the services provided by them and reduce operating costs.

          Tarjeta Naranja S.A.

          The Ordinary Meeting of Shareholders held on April 21, 2005 resolved to allocate $ 9,281 of the retained earnings balance shown in the financial

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 19:  (Continued)
-------
          statements for the fiscal year ended December 31, 2004 to the setting up of the Legal Reserve.

          Tarjetas Regionales S.A.

          On April 27, 2005 the Meeting of Shareholders of the Company approved the absorption of accumulated losses for $166,544 as of December 31, 2004, as follows: $ 1,529 with the legal Reserve and $ 124,421 through a capital adjustment, a negative balance of $ 40,594 being recorded.

          Agro Galicia S.A. (in liquidation)

          The Meeting of Shareholders held on April 13, 2005 resolved to dissolve the company, as it no longer carries out business activities and is subject to the provisions of Section No. 206 of Law No. 19550, no contributions or capital reduction having been foreseen.

          Deficit in equity and capital reduction at subsidiaries

          As of March 31, 2005, Tarjetas del Mar S.A. and Galicia Capital Markets S.A. reported deficits in their equity. Considering that the accumulated losses reported by those companies are in excess of 50% of their corporate capital and reserves, Sections 94, subsect. 5) and 206 of the Corporations Law apply to them, the shareholders having to deal with this situation and resolve on the restoration of those companies' equity ratio at the next meeting.

NOTE 20:  GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS
-------   -----------------------------------------------
          In May 2002, "Galicia Mortgage Loans Financial Trust" was created, by which mortgage loans for $ 312,774 were transferred, receiving in exchange $ 234,580 in cash and certificates of participation for $ 78,194.

          The trustee is ABN AMRO Bank Argentine Branch, with various domestic financial institutions acting as subscribers.

          Under the terms of the contract, in the event of default, Banco de Galicia y Buenos Aires S.A. undertakes to repurchase and/or replace the loans with others of similar characteristics.

          In December 2004, Banco de Galicia y Buenos Aires S.A. acquired Senior Certificates held by financial institutions, as mentioned above, and became the holder of all the certificates issued by the Trust.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 20:  (Continued)
-------
          On January 10, 2005, the parties resolved to terminate the trust in advance and redeem the outstanding securities, and all the trust assets were transferred to Banco de Galicia y Buenos Aires S.A. As a result, mortgage loans for $172,214 and $ 1,508 in cash have been added.

          As of December 31, 2004, the Certificate of Participation and Debt Securities amounted to $170,495.

          The Secured Loans Trust has been created and the parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for $ 108,000 were transferred and $ 81,000 in cash and certificates of participation for $ 27,000 were received in exchange.

          In certain cases, Banco de Galicia y Buenos Aires S.A. is required to repurchase the certificates of participation.

          As of March 31, 2005, those certificates of participation amounted to $ 45,755 and as of December 31, 2004, to $ 44,294.

NOTE 21:  SETTING UP OF FINANCIAL TRUSTS
-------   ------------------------------

===========================================================================================================
       Trust            Tarjeta     Tarjeta Naranja     Tarjeta Naranja      Tarjetas        Tarjetas
                       Naranja I          II                  III            Cuyanas I       Cuyanas II
-----------------------------------------------------------------------------------------------------------
Placement date      August 26, 2004  November 3, 2004   March 18, 2005      July 1, 2004     December 1,
                                                                                                 2004
-----------------------------------------------------------------------------------------------------------
Due date            August 1, 2005    April 24, 2006   January 25, 2006   January 15, 2006   December 22,
                                                                                                 2006
-----------------------------------------------------------------------------------------------------------
Interest rate        T.D.: "A": 8%    T.D.: "A":VAR.     T.D.: "A": 7%        T.D.: 7%         CER + 3%
                     T.D.: "B": 11%       CER + 3%        T.D.: "B": 9%       T.D.: 10%
                                     T.D.: "B": VAR.
                                         CER + 5%
-----------------------------------------------------------------------------------------------------------
Total portfolio         40,000            50,009            64,001             16,877           16,353
transferred
-----------------------------------------------------------------------------------------------------------
"A" Debt                32,000            40,000            54,401             12,000           12,000
certificate
-----------------------------------------------------------------------------------------------------------
"B" Debt                 4,000            5,000              6,400             1,500            2,400
certificate
-----------------------------------------------------------------------------------------------------------
Certificates of          4,000            5,009              3,200             1,500            1,600
Participation
===========================================================================================================

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 21:  (Continued)
-------
          Galicia Consumer Loan Financial Trust
          At the meeting held on October 21, 2004, the Board of Directors of Banco de Galicia y Buenos Aires S.A. authorized the creation of "Galicia Consumer Loan Financial Trust". This trust has been set up under the Universal Loan Securitization Program for the Issuance of Debt Securities and/or Certificates of Participation in Financial Trusts" approved by the CNV through Resolution No. 13334 dated April 6, 2000, Deutsche Bank S.A. acting as financial trustee.

          Banco de Galicia y Buenos Aires S.A. has transferred to the Trust its consumer loan portfolio for a total amount of up to $41,529, Class A financial debt securities for a face value of $33,223, Class B financial debt securities for a face value of $ 5,191 and Certificates of Participation for a face value of $3,115 having been issued.

          On January 11, 2005, the term for placing those securities expired. Banco de Galicia y Buenos Aires S.A. received $34,611 in cash, Class B financial debt securities for a face value of $2,927 and Certificates of Participation for a face value of $3,115.

          As of March 31, 2005, the Certificate of Participation and Debt Securities amounted to $ 7,115.

          - Setting up of the commercial mortgage trust

          At the meeting held on October 28, 2004, the Board of Banco de Galicia y Buenos Aires S.A. authorized the setting up of a trust called "Galicia Financial Trust - Commercial Mortgages". This trust was created under the "Universal Program for the Securitization of Loans for the Issuance of Debt Securities and/or Certificates of Participation in Financial Trusts" approved by CNV Resolution No. 13334 dated April 6, 2000, with Deutsche Bank S.A. acting as financial trustee.

          Banco de Galicia y Buenos Aires S.A. transferred to the Trust its commercial mortgage loan portfolio for a total amount of up to $ 29,059, and issued Class "A" Trust Debt Securities for a face value of $ 24,119 and Certificates of Participation for a face value of $ 4,940.

          The period for placing those securities expired on April 5, 2005. Banco de Galicia y Buenos Aires S.A. received $ 23,969 in cash, Certificates of Participation for a face value of $ 4,940 and the sum of $ 150 was retained as a Guarantee Fund.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Sahres in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 22:  SUBSEQUENT EVENTS
-------   -----------------

          - Banco de Galicia y Buenos Aires S.A.
          Meeting of Shareholders held on April 28, 2005

          On April 28, 2005 an Ordinary and Extraordinary Meeting of Shareholders of Banco de Galicia y Buenos Aires S.A. was held, which resolved to absorb the negative balance of $ 1,105,340 of the "Retained earnings / (Accumulated Deficit)" account as of December 31, 2004, as follows:

               -With Reserve provided for by the By-laws           $     150
               -With Regulatory Reserve                            $       2
               -With Adjustments to Share Issuance Premiums        $ 390,351
               -With Share Issuance Premiums                       $ 310,678
               -With Legal reserve                                 $ 404,159

          The Meeting of Shareholders also approved the creation of a Global Program for the issuance and re-issuance of Ordinary negotiable obligations, non-convertible for shares, whether subordinated or not, adjustable or not, secured or unsecured, for a nominal outstanding amount of up to $ 1,000,000 or its equivalent in any other currency over the term of the program of not more than five years counted as from the date of authorization of the Program by the CNV, or any longer term to be authorized under current norms.

NOTE 23:  SEGMENT REPORTING
-------   -----------------

          Below is a detail of the accounting information as of March 31, 2005, classified according to the related business segment:
          Primary segment: Business Segment.

                        Financial             Services              Total
                        brokerage
Income                    532,495             143,007             675,502
Expenses                (456,650)             (26,945)           (483,595)
                        ---------             --------           ---------
Result                     75,845             116,062              191,907
                        =========             ========           =========

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 23:  (Continued)
-------
          Secondary segment: Geographical area segment.

                           City of Buenos      Rest of country         Total
                         Aires and Greater
                            Buenos Aires

Financial brokerage
Income                              466,146             66,349       532,495
Expenses                          (399,751)           (56,899)     (456,650)
                                  ------------------------------------------
Result                               66,395              9,450        75,845
                                  ==========================================

Services
Income                              125,188             17,819       143,007
Expenses                           (23,588)            (3,357)      (26,945)
                                   -----------------------------------------
Result                              101,600             14,462       116,062
                                   =========================================

          The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

                                                               Total
Assets
Government and corporate securities                             5,857,248
Loans                                                           8,981,039
Other receivables resulting from financial brokerage            6,506,441
Assets under financial leases                                     108,238

Liabilities
Deposits                                                        7,469,057
Other liabilities resulting from financial brokerage           14,193,959

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             Statements of Financial Condition as of March 31, 2005
                              and December 31, 2004
                             (In thousands of pesos)
                                    (Note 2)

==================================================================================
                                                            03.31.05      12.31.04
                                                         -------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 11 and
Schedule G)                                                      581           540

Investments (Notes 9 and 11 and Schedules C and G)            62,912        37,442

Other receivables (Notes 4, 9 and 11 and Schedule G)           2,055            89
                                                         -------------------------

Total Current Assets                                          65,548        38,071
                                                         -------------------------

NON-CURRENT ASSETS

Other receivables (Notes 4, 9, 11 and Schedule G)              4,696         4,780
Investments (Notes 9, 10 and 11 and
Schedules C, E and G)                                      1,525,508     1,529,348

Fixed assets  (Schedule A)                                     3,230         3,283

Intangible assets (Schedules B and E)                          2,943         3,745
                                                         -------------------------

Total Non-current Assets                                   1,536,377     1,541,156
                                                         -------------------------
Total Assets                                               1,601,925     1,579,227
==================================================================================

==================================================================================
                                                          03.31.05        12.31.04
                                                      ----------------------------
LIABILITIES

CURRENT LIABILITIES

Salaries and social security  liabilities  (Notes
5 and 9)                                                       208          159

Tax liabilities (Notes 6 and 9)                             41,822       32,027

Other liabilities (Notes 7, 9 and 11 and
Schedule G)                                                  1,000        1,117
                                                      ----------------------------

Total Current Liabilities                                   43,030       33,303
                                                      ----------------------------

NON-CURRENT LIABILITIES

Tax liabilities (Notes 6, 9 and 13)                         19,160       26,383

Other liabilities (Notes 7 and 9)                                3            3
                                                      ----------------------------
Total Non-current Liabilities                               19,163       26,386
                                                      ----------------------------
Total Liabilities                                           62,193       59,689
                                                      ----------------------------

SHAREHOLDERS' EQUITY (per related statement)             1,539,732    1,519,538
                                                      ----------------------------
Total Liabilities and Shareholders' Equity               1,601,925    1,579,227
==================================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                 Income Statement For the period of three months
                              ended March 31, 2005.
     In comparative format with the same period of the previous fiscal year
                             (In thousands of pesos)
                                    (Note 2)

=============================================================================================
                                                                   03.31.05          03.31.04
                                                                   --------------------------
Administrative expenses (Note 11 and Schedule H)                    (3,116)           (1,672)

Net income / (loss) on investments in related entities               26,272          (83,245)

Financial and holding loss (Note 11)                                (1,510)           (3,381)

- Generated by assets                                               (1,522)           (3,396)

Interest

On time deposits (*)                                                     36                47

On negotiable obligations (*)                                           811               312

Others                                                                   17                51

CER (*)

On time deposits                                                          6                 -

Result of valuation of negotiable obligations                           162                 -

Gain on sale of negotiable obligations                                5,173                 -

Result of purchase and sale of government securities                     79             (824)

Result of purchase and sale of corporate securities                    (90)                 -

Mutual fund yield                                                      (20)                 1

Exchange loss                                                       (7,696)           (2,983)

- Generated by liabilities                                               12                15

Exchange gain                                                            12                15

Other income and expenses                                               281             2,031
                                                                   --------------------------
Pre-tax income /(loss)                                               21,927          (86,267)
                                                                   --------------------------
Income tax (Note 13)                                                (1,733)                 -
                                                                   --------------------------
Income / (loss) for the period                                       20,194          (86,267)
=============================================================================================

(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law 19550. See Note 11.----------- The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Statement of Changes in Shareholders' Equity
                         For the period of three months
                              ended March 31, 2005
     In comparative format with the same period of the previous fiscal year
                            (In thousands of pesos)
                                    (Note 2)

=================================================================================================
                                             Shareholders' contributions (Note 8)
-------------------------------------------------------------------------------------------------

          Item                Capital       Capital           Non-capitalized
                               stock       adjustment          contributions              Total
-------------------------------------------------------------------------------------------------
                                                         Issuance      Irrevocable
                                                         premiums     contributions
-------------------------------------------------------------------------------------------------
Balances at beginning of
year                         1,241,407     1,314,673     235,652                  -     2,791,732
Prior year adjustments
(Note 16)                            -             -           -                  -             -
-------------------------------------------------------------------------------------------------
Modified and adjusted
balances at beginning of
year.                        1,241,407     1,314,673     235,652                  -     2,791,732
Capital increase (Note
15)                                  -             -           -                  -             -
Net income/(loss)  for
the period                           -             -           -                  -             -
-------------------------------------------------------------------------------------------------
Total                        1,241,407     1,314,673     235,652                  -     2,791,732
=================================================================================================

===================================================================================================================================
                                                 Retained earnings (Note 12)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Total            Total
                                                                                                     shareholders'    shareholders'
          Item                         Profit reserves                Total       Unappropriated      equity as        equity as
                                                                                     retained             of               of
                                                                                     earnings          03.31.05         03.31.04
------------------------------------------------------------------------------------------------------------------------------------
                              Legal     Discretionary     Other
                             reserve       reserve       reserves
-----------------------------------------------------------------------------------------------------------------------------------
Balances at beginning of
year                         29,493                  -          -    29,493          (1,301,687)         1,519,538        1,462,337
Prior year adjustments
(Note 16)                         -                  -          -         -                    -                 -         (42,953)
                           --------------------------------------------------------------------------------------------------------
Modified and adjusted        29,493                  -          -    29,493          (1,301,687)         1,519,538        1,419,384
balances at beginning of
year.
Capital increase (Note
15)                               -                  -          -         -                    -                 -                -
Net income/(loss)  for
the period                        -                  -          -         -               20,194            20,194         (86,267)
-----------------------------------------------------------------------------------------------------------------------------------
Total                        29,493                  -          -    29,493          (1,281,493)         1,539,732        1,333,117
===================================================================================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                            Statement of Cash Flows
                         For the period of three months
                              ended March 31, 2005
     In comparative format with the same period of the previous fiscal year
                            (In thousands of pesos)
                                    (Note 2)

================================================================================================
                                                                      03.31.05          03.31.04
------------------------------------------------------------------------------------------------
CHANGES IN CASH

Cash at the beginning of the year                                          540             1,164
Cash at the end of the period                                              581               509
                                                                      --------------------------
Increase /(decrease) in cash, net for the period                            41             (655)
                                                                      ==========================
REASONS FOR CHANGES IN CASH

Operating activities
Collections for sales of goods and services                                 39                10
Payments to suppliers of goods and services                              (577)             (656)
Payments to the staff and social security contributions                  (246)             (195)
Payments of other taxes                                                  (229)              (75)
Other operating payments                                              (12,666)                 -
                                                                      --------------------------
Net cash flow used in operating activities                            (13,679)             (916)
                                                                      --------------------------
Investing activities
Collections for fixed assets sold                                          (2)               (7)
Contributions in controlled companies                                    (426)             (302)
Financing granted                                                            -             (483)
Collections of investments                                              14,197             1,053
Payments for purchase of shares in controlled companies                   (49)                 -
                                                                      --------------------------
Net cash flow provided by investing activities                          13,720               261
                                                                      --------------------------
Increase/(decrease) in cash, net                                            41             (655)
================================================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   PERFORMANCE OF GRUPO FINANCIERO GALICIA S.A.
------
          The Argentine economy continued the growth that began during 2003, with considerable progress having been made to overcome the crisis Argentina endured in late 2001.

          The financial system has gradually strengthened its liquidity levels, recording a significant increase in deposits and borrowings.

          Another significant event of this period was that the Argentine Government has submitted to the consideration of creditors an offer to exchange defaulting debt issued prior to December 31, 2001 for new bonds called "Par Bonds", "Quasi-Par Bonds" and "Discount Bonds". The securities offered contemplate different terms and conditions, such as issue currency, amortization term, nominal value relief and yield. The term for exchanging securities started on January 14 and ended on February 25, 2005 with a high percentage of adherence. There are some issues relating to this process that are still pending final resolution, so uncertainty still persists regarding compliance by the public sector with its obligations.

          Accompanying the growth of the Argentine economy over the last two years, Banco de Galicia y Buenos Aires S.A. has recorded an increasing level of activity, as well as a more favorable financial condition which enabled it to recover from the crisis that affected the financial system at the end of 2001.

          As part of the recovery of the situation of Banco de Galicia y Buenos Aires S.A., the following matters are worth mentioning which put at risk the business activities of Banco de Galicia y Buenos Aires S.A., mainly as a result of the measures adopted by the National Government to confront the crisis unleashed in late 2001 and which were resolved by Banco de Galicia y Buenos Aires S.A. in 2004 and during the current period:

          Restructuring of Banco de Galicia y Buenos Aires S.A. foreign debt

          Last year, Banco de Galicia y Buenos Aires S.A.concluded the process for the restructuring of its foreign debt.

          In addition to the refinancing of the liabilities of its New York Branch (which was closed down in January 2003) and of its subsidiaries Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation) in December 2002 and July 2003, respectively, in May 2004 Banco de Galicia y Buenos Aires S.A. managed to refinance the debt of its Parent Company and the Cayman Branch for a principal amount of US$1,320.9 million, representing 98.2% of the total restructured principal amount.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   (Continued)
------
          The agreements reached gave rise to the issuance of medium and long-term debt instruments, the features of which are described in
          Note 8, point a 3) to the consolidated financial statements.

          The conclusion of the above process enabled restructuring the foreign financial liability repayment terms, by adapting the expected payment expenses and making Banco de Galicia y Buenos Aires S.A. future development more foreseeable, as well as increasing the regulatory capital, mainly through the issuance of subordinated debt.

          The agreements signed within the framework of Banco de Galicia y Buenos Aires S.A. foreign debt restructuring include restrictions on the distribution of profits (see Note 10 to the consolidated financial statements) and on making certain types of investments; the use of the proceeds from the sale of certain assets or from the issuance of debt or shares; participating in certain transactions with subsidiaries, or in non-financial activities, and compliance with certain financial ratios.

          Pursuant to current regulations, the fulfillment of the commitments undertaken shall be subject to the prior approval of the BCRA.

          Treatment of extraordinary assistance to financial institutions by the
          ----------------------------------------------------------------------
          Argentine Central Bank
          ----------------------

          In view of the financial system crisis unleashed at the end of 2001 and in order to cover the decrease in deposits, Banco de Galicia y Buenos Aires S.A. obtained advances from the BCRA, the principal and index-adjustments of which amount to $5,749,861 and $ 5,690,864, as of March 31, 2005 and December 31, 2004, respectively.

          In February 2004, Banco de Galicia y Buenos Aires S.A. adhered to the regime for repayment of debt called for by Decrees Nos. 739/03 and 1262/03, as well as the amortization schedule proposed, the term of which is 92 months, on the basis of the minimum amortization period established by regulations and of the cash flow provided by the assets eligible for collateral for repayment of the debt.

          Through Communication "A" 4268, the BCRA approved a mechanism for financial institutions to request funds in advance to settle principal installments on rediscounts received, according to the original schedule.

          As of March 31, 2005, the funds in advance for this item amounted to $211,892.

          There are other issues pending resolution at the date of issue of these financial statements, regarding which significant progress has been made for the benefit of Banco de Galicia y Buenos Aires S.A., and which are expected to be resolved in the short term. Below is a description of the most significant ones:

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   (Continued)
------
          Compensation to financial institutions
          --------------------------------------
          Section 7 of Decree No. 214/02, provides for the issuance of a Bond payable with the funds of the National Treasury to cover the deficit in the financial system arising from the imbalance generated by the devaluation of the peso and the asymmetric pesification of assets and liabilities.

          In June 2002, Sections 28 and 29 of Decree 905/02 established the method of calculating the amount of the compensation to financial institutions granting the bonds mentioned below, so as to compensate them for:

          a) the losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of $1.40 per US dollar, which is higher than the exchange rate of $1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of the delivery of a Compensating Bond, for which the issuance of National Government Bonds in pesos, due 2007, was established;

          b) the mismatching of their foreign currency positions after the mandatory conversion into pesos of a portion of their loan and deposit portfolios, by transforming the Compensating Bond originally issued in pesos into a dollar-denominated bond and, if necessary, through the subscription of a dollar-denominated Hedge Bond. To this end, the issuance of dollar-denominated National Government Bonds, accruing interest at Libor and falling due in 2012 has been established.
          Banco de Galicia y Buenos Aires S.A. originally determined a total compensation amount of US$ 2,254,027 in BODEN 2012 (face value). In relation to the process for the determination of the compensation amount, the BCRA formulated observations on certain criteria and the computation of certain items that would modify the final amount of the compensation.

          Banco de Galicia y Buenos Aires S.A. initially accepted and recognized part of the adjustments indicated by the BCRA, while it analyzed and discussed the rest of the observations made by that Body. However, it recorded provisions under other contingencies for the full amount under discussion. Lastly, in March 2005 after an in-depth analysis of the adjustments still required by the BCRA and of the implications of the failure to define the amount of the compensation and when it would be granted, it was decided to accept the pending items. Accordingly, the final amount of the compensation to be granted to Banco de Galicia y Buenos Aires S.A., including the hedge bond, is US$2,178,030 in BODEN 2012 (face value). The difference arising from the adjustments claimed by the BCRA and accepted by Banco de Galicia y Buenos Aires S.A. was offset against provisions previously set up and mentioned above.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 1:   (Continued)
------
          As of March 31, 2005, the amount of $ 4,644,586 for the compensation to be received was recorded under Other receivables resulting from financial brokerage - In foreign currency - Compensation to be received from the National Government, while $ 588,923 for the securities received for the compensation, net of the transfers made to Banco Galicia Uruguay S.A., of those used to settle debts and in repo transactions were recorded in Government securities -in foreign currency- Holdings in investment accounts. The amount of $ 367,099 used in repo transactions has been recognized under Other receivables resulting from financial brokerage - In foreign currency - Forward purchases of securities under repo transactions and under Miscellaneous Receivables.

          The advance to be requested from the BCRA for the subscription of the hedge bond, including the effect of Decree 2167/02, has been recorded under Other Liabilities for financial brokerage - In pesos - Advances for the acquisition of National Government Bonds in US dollars accruing interest at Libor and due 2012" for $1,780,453 which, including the adjustments from application of the reference stabilization index (CER) and accrued interest for $ 1,218,565, totals $2,999,018. The conditions for financing the subscription of the dollar denominated "National government bonds accruing interest at Libor 2012" have been specified in Section 29, subsection g of Decree 905/02, which contemplates the delivery by financial institutions of assets as security for at least 100 % of the advance received.

          At the date of these financial statements, the final settlement of the Compensating Bonds requested by Banco de Galicia y Buenos Aires S.A. and verified in the determination by the BCRA, as well as the final settlement of the advances for their acquisition and the acceptance of the assets offered by Banco de Galicia y Buenos Aires S.A. as collateral for those advances were still pending.

          Situation of Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman)
          ---------------------------------------------------------------------
          Limited (In Provisional Liquidation)
          -----------------------------------

          The financial crisis unleashed in late 2001 also affected the controlled companies Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation).

          In December 2002, Banco Galicia Uruguay S.A. restructured its deposits with a high degree of acceptance on the part of depositors and subsequently implemented various voluntary exchanges of rescheduled deposits, which allowed it to reduce its liabilities for this item considerably.

          In June 2004, after the total suspension of all its activities as from February 6, 2002, the Uruguayan authorities resolved to maintain the authorization to operate granted by the Executive Branch of that country and withdraw the authorization to act as a commercial bank. The adoption of this resolution by the Central Bank of Uruguay will not affect the rights of depositors and holders of obligations arising under the reorganization plan approved in

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 1:   (Continued)
------

          2002, or those arising from subsequent exchanges of rescheduled deposits. Banco de Galicia y Buenos Aires S.A. and Banco Galicia Uruguay S.A. agreed to take the necessary steps to provide the latter with the necessary sums for it to be able to reimburse all its deposits, where applicable, with the prior authorization of the Argentine Central Bank, subject to compliance with the normalization of Banco de Galicia y Buenos Aires S.A. economic and financial situation and repayment of the assistance from the Argentine Central Bank, as provided for by the whereas clause No. 52 of Argentine Central Bank Resolution No. 281.

          As of March 31, 2005, the principal balance on rescheduled obligations (time deposits and negotiable obligations) amounted to $1,219,560, the first two installments having been paid at September 2003 and 2004.

          At the beginning of 2002, the situation of Banco Galicia Uruguay S.A. affected its subsidiary Banco de Galicia (Cayman) Limited (In Provisional Liquidation) because one of its main assets was a deposit in Banco Galicia Uruguay S.A. Consequently, at the request of that subsidiary, on July 18, 2002 the authorities in the Cayman Islands appointed a provisional liquidator in order to reach a voluntary restructuring agreement between that Entity and its creditors, as an alternative to the Company's liquidation.

          The restructuring plan, which had a high degree of acceptance, will be in force until April 30, 2012 and is applicable and mandatory for all creditors. While this plan remains in effect, the subsidiary's assets will be administered by the liquidators for the benefit of creditors.

          Furthermore, the Company, which is the majority shareholder of Banco de Galicia y Buenos Aires S.A., granted a subordinated loan for US$ 1,200 that will be repaid after the debt with all creditors has been amortized, according to the proposal.

          This initial payment was made on August 8, 2003, the last installment falling due in September 2011. At the date of these financial statements, the first two installments for September 2003 and 2004 had been paid.

          As of March 31, 2005, the financial statements have been consolidated on a line-by-line basis with the balances of Banco Galicia Uruguay S.A., Banco de Galicia (Cayman) Limited (In Provisional Liquidation) and its subsidiaries.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 1:   (Continued)
------
          After the end of the period, Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation) offered to receive statements of interest from holders for the exchange and sale, respectively, of rescheduled deposits for cash and Argentine public debt bonds. This offer will expire on May 20, 2005. Furthermore, the BCRA has authorized the transfer to Banco Galicia Uruguay S.A.of the necessary bonds for the restructured debt exchange being carried out, subject to certain conditions. The parent-only financial statements include the investment in Banco de Galicia (Cayman) Limited (In Provisional Liquidation) according to the equity method of accounting, while $ 506,084 have been recorded in Provisions for other contingencies, under liabilities, to cover the deficit in the equity of Banco Galicia Uruguay.S.A.

          In view of this, Banco de Galicia y Buenos Aires S.A. ratified its intention to meet the commitments previously undertaken with its Uruguayan subsidiary, subject to the necessary authorizations.

          Deposits with the financial system - Legal actions requesting
          -------------------------------------------------------------
          protection of constitutional guarantees
          ---------------------------------------

          National Executive Branch (PEN) Decree No. 1570/2001 and Law No. 25561 imposed restrictions on the withdrawals of funds from financial institutions. Subsequently, various regulations were issued rescheduling maturities of deposits with the financial system and establishing a new maturity scheme. Decree No. 214/02 established that all deposits denominated in US dollars or any other currency placed with the financial system are to be converted to pesos at the $ 1.40 = US$ 1 parity. These norms also establish that financial institutions are to comply with their obligations reimbursing pesos. The CER and a minimum interest rate have been applied to those deposits. On various occasions, the PEN established the possibility of savers exercising the option to exchange their deposits originally arranged in foreign currency for peso and US dollar-denominated government securities, the National Government being responsible for crediting those bonds.

          As of March 31, 2005, the principal of deposits for which the original maturity was rescheduled totals $ 83,612.

          As a result of the measures adopted by the Government in relation to the pesification and rescheduling of foreign currency deposits, since December 2001, a significant number of complaints have been filed against the National State and/or financial institutions, challenging the emergency regulations, particularly Decree 214/02 and supplementary provisions, and requesting prompt payment of deposits in their original currency. As of March 31 , 2005, the court orders received by this Bank decreeing the

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 1:   (Continued)
------
          reimbursement of deposits in foreign or Argentine currency at the free exchange rate amounted to $ 16,785 and US$ 587,673. In compliance with those court orders, Banco de Galicia y Buenos Aires S.A. paid the amounts of $ 966,370 and US$ 125,135 in respect of reimbursement of deposits in pesos and foreign currency.

          The emergency norms have been declared unconstitutional by most lower and upper courts. The difference between the amount paid as a result of the above-mentioned court orders and the amount resulting from converting deposits at $1.40 per US dollar, adjusted by applying the CER and interest for $ 653,998 and $ 650,318 accrued at the settlement date, as of March 31, 2005 and at the end of the previous year respectively, has been recognized in Intangible Assets, net of related amortization for $ 422,481 and $ 451,428 at those dates, as called for by Argentine Central Bank Communique "A" 3916.

          Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to claim compensation for damages caused by the reimbursement of deposits in US dollars or their equivalent in pesos at the free exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for that compensation as a deferred loss, envisaged by the Argentine Central Bank in the mentioned Communique "A" 3916, does not affect the legitimacy of the rights. Banco de Galicia y Buenos Aires S.A. has reserved its rights for such purposes.

          On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested from the National Executive Branch, with a copy to the Ministry of Economy and Production (MECON) and the BCRA, compensation for damage suffered by Banco de Galicia y Buenos Aires S.A. as a result of the "asymmetrical pesification" and especially that deriving from the negative effect on assets and liabilities caused by court decisions which, sustaining legal actions filed by savers, ordered Banco de Galicia y Buenos Aires S.A. to reimburse deposits at a higher exchange rate than US$1=$1.40. Banco de Galicia y Buenos Aires S.A. has reserved the right to request further compensation for such other amounts as may be ordered to be paid upon the issue of new final and conclusive judgments that permit Banco de Galicia y Buenos Aires S.A. to seek liquidated damages.

          The Argentine Supreme Court of Justice ruled on the case entitled Province of San Luis v. Argentine Federal Government declaring article 2 of Decree No.214/02 unconstitutional.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 1:   (Continued)
------
          On October 26, 2004, the Argentine Supreme Court of Justice ruled on the case entitled "Bustos, Alberto et al v. National State, on legal action requesting protection of constitutional guarantees", admitting the declaration of national emergency established by Law 25561 and the constitutionality of Section 2 of Decree 214/02, and overruling the decision that ordered the repayment of a US dollar-denominated deposit to a group of savers. Notwithstanding the fact that under Argentine law the Higher Court rulings are not mandatory for lower courts, this ruling is expected to set a precedent in similar cases to be heard by those courts.

          At the date of these financial statements, the final outcome of these disputes cannot be foreseen. However, during recent months, the number of legal actions filed by customers requesting reimbursement of deposits in their original currency decreased significantly, which has reduced the risk that this problem may worsen in the future.

          Pending resolution issues
          -------------------------

          There are certain claims made by Banco de Galicia y Buenos Aires S.A. before the Argentine authorities and the BCRA with regard to:

          a) Compensation for application of the CER/CVS

          Law 25796 established compensation to financial institutions for the negative effects on their equity derived from the application of the CER to deposits originally denominated in foreign currency and converted into pesos, and from the application of the CVS to certain loans. This compensation will be paid through the delivery of BODEN 2013.

          On May 3, 2004, through Resolution 302/2004 the Ministry of Economy and Production approved the calculation method to be used by the Finance Secretariat to determine the face value amount of the "National Government Bonds in pesos at variable rates due 2013" to be delivered to the financial institutions adhering to the Compensation Regime created by Law No. 25796. The above resolution and Argentine Central Bank Communique "A" 4136 have regulated that compensation regime in such a way that, in the opinion of Banco de Galicia y Buenos Aires S.A., it is contrary to the provisions of Law No. 25796. For this reason, on May 6, 2004 Banco de Galicia y Buenos Aires S.A. made a submission to the National Executive Branch, the Ministry of Economy and the Argentine Central Bank, maintaining the claim made on December 30, 2003 and expanding on its justification. As the deadline granted by the Argentine Central Bank for adhering to the established compensation regime expired on May 18, 2004, on that date Banco de Galicia y Buenos Aires S.A. made a new submission to the Ministry of Economy and the Argentine Central Bank reiterating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and challenging Ministry

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 1:   (Continued)
------
          of Economy Resolution No. 302/2004 under the terms of Section 24 of Law 19549.

          At the end of fiscal 2003, Banco de Galicia y Buenos Aires S.A. had recorded the estimated recoverable value of that compensation as provided for by regulations in force at that date.

          Last year, in view of the lack of resolution on this issue, the above mentioned asset was written off (see Note 12 to the consolidated financial statements).

          This accounting recognition does not affect Banco de Galicia y Buenos Aires S.A.'s right to seek relief for all the losses derived from the unequal application of the CER to deposits originally denominated in foreign currency subsequently converted to pesos, and application of the CVS to certain receivables.

          Banco de Galicia y Buenos Aires S.A. maintains its claims, on which no resolution has been issued so far.

          b) Claims due to foreign exchange differences arising from the repayment of financial assistance during the exchange holidays that took place in January 2002.

          During December 2001, Banco de Galicia y Buenos Aires S.A. received assistance loans in pesos from the Argentine Central Bank to cover temporary lack of liquidity. These assistance loans were repaid applying resources in US dollars granted by the Bank Liquidity Fund
          (BLF) on January 2 and 4, 2002.

          At the date those funds were credited, the Argentine Central Bank had declared exchange holidays.

          Before the markets were reopened, Law 25561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate of $1.40 per US dollar.

          As a result of the mentioned norms, during the exchange holidays Banco de Galicia y Buenos Aires S.A. was unable to perform exchange operations.

          Accordingly, the funds in US dollars credited by the BLF on January 2 and 4, 2002 had to remain in US dollars until the markets were reopened.

          At the date markets were reopened, in view of the terms and conditions of the norms in force, the US dollar was sold at $1.40.

          For this reason, when the Argentine Central Bank allocated US$ 410,000 for Banco de Galicia y Buenos Aires S.A. to repay the financial assistance provided to it, should have allocated US$ 410,000 at $1.40, that is, the amount of $ 574.000.

          This has affected the guarantees of inviolability of private property and equality under the law.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 1:   (Continued)
------
          In view of the above, the return of the difference of $ 164,000 in values as of January 2002 to Banco de Galicia y Buenos Aires S.A. or the restoration of its equity for an equivalent amount should be considered.

          This right has not been given accounting recognition in these financial statements.

          Net exposure to the public sector

          As of March 31, 2005 and December 31, 2004 the net exposure of Banco de Galicia y Buenos Aires S.A. to the public sector, derived from the situations described above, and non-compliance by the National Government with payment of its debt, is as follows:

          -------------------------------------------------------------------------------------
                                                                    03.31.2005       03.31.2004
          -------------------------------------------------------------------------------------
          Government securities                                      6,029,342        5,810,235
          -------------------------------------------------------------------------------------
          Loans                                                      4,727,806        4,635,305
          -------------------------------------------------------------------------------------
          Other receivables resulting from financial brokerage       5,636,155        5,700,750
          -------------------------------------------------------------------------------------
          Miscellaneous receivables                                    188,083          183,311
          -------------------------------------------------------------------------------------
          Intangible assets (*)                                        422,481          451,428
          -------------------------------------------------------------------------------------
          Total Assets                                              17,003,867       16,781,029
          -------------------------------------------------------------------------------------
          Liabilities with the BCRA                                  8,547,448        8,427,652
          -------------------------------------------------------------------------------------
          Net exposure to the Public Sector                          8,456,419        8,353,377
          -------------------------------------------------------------------------------------

          (*) residual value of the sums paid in compliance with court orders, as mentioned in section "Deposits with the financial system - Legal actions requesting protection of constitutional guarantees".

NOTE 2:   FINANCIAL STATEMENT PRESENTATION BASIS
------    --------------------------------------

          On February 19, 2003, through MD Resolution No. 5/03 the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncement No. 21 "Equity value - consolidation of financial statements - information to be disclosed on related parties". This Technical Pronouncement and its amendments came into force for fiscal years commencing as from April 1, 2003. Furthermore, the CNV has adopted that Pronouncement establishing its mandatory application for fiscal years commencing as from April 1, 2004, its application in fiscal years commencing at an earlier date being admitted.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 2:   (Continued)
          These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved with certain modifications by the CPCECABA, and in line with Resolutions issued by the CNV, with the considerations mentioned in Note 3 to the consolidated financial statements in relation to the criteria for valuing its subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

          The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the year. The management of the Company makes estimates to be able to calculate at a given time the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from those estimates and assessments made at the date these financial statements were prepared.

          On March 25, 2003, the National Executive Branch issued Decree 664 establishing that the financial statements ending as from that date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in accordance with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, as of December 31, 2003, this departure has not produced a significant effect on the financial statements. The index used in restating the items in these financial statements is the domestic wholesale price index published by the National Statistics and Census Institute.

          Furthermore certain financial statement figures for the year ended December 31, 2003 have been reclassified for purposes of their comparative presentation with those of the current year.

          The principal accounting policies used in preparing the financial statements are described below.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 2:   (Continued)
------
          a.   Assets and Liabilities in local currency

               Monetary assets and liabilities which include, where applicable, the interest accrued up to the closing date, are stated at period/year end currency value, so they do not require any adjustment whatsoever.

          b.   Foreign currency Assets and Liabilities (US dollars)

               Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling rates of exchange, respectively, in force at the close of operations on the last working day of each period/year. Interest receivable or payable has been accrued, where applicable.

          c.   Investments
               c.1. Current

                    Time and special current account deposits have been valued at face value, plus interest accrued at period/year end.

                    Government securities have been valued at period/year end market quotation.

                    Corporate securities have been valued at market quotation, plus interest accrued at period/year end.

               c.2. Non-current

                    The negotiable obligations issued by Banco Galicia Uruguay S.A. have been valued at their face value, plus accrued interest at period/year end, which is recorded as current.

                    Banco de Galicia y Buenos Aires S.A. subordinated Negotiable Obligations due in 2019 have been added to the Company's assets at 73% of their dollar-denominated face value, as resolved by the Extraordinary Meeting of Shareholders held on January 2, 2004.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 2:   (Continued)
------
                    As of March 31, 2005, the Subordinated Negotiable Obligations of Banco de Galicia y Buenos Aires S.A. falling due in 2019 have been valued in accordance with the guidelines of Technical Pronouncement No. 17 of the FACPCE, on the basis of: (i) the original measurement of the asset,
                    (ii) the portion accrued on any difference between this measurement and the amount receivable upon maturity, calculated exponentially at the internal rate of return determined at the time of and on the basis of the initial measurement, under the conditions previously agreed, and
                    (iii) net of collections made.

                    The equity investments in Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. have been recognized at their equity value as of March 31, 2005. The Company has set up a valuation allowance of $768 to cover the equity interest held in Net Investment S.A. (See Schedule E).

                    The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 3.c. to consolidated financial statements from Argentine GAAP. This investment has been stated at equity value arising from financial statements valued in accordance with the above-mentioned standards.

                    The equity investment in Sudamericana Holding S.A. has been accounted for under the equity method, on the basis of December 31, 2004 financial statement and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with Argentine GAAP.

                    The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendency (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with Argentine GAAP. Nevertheless, this departure has not generated a significant effect on the financial statements of Grupo Financiero Galicia S.A.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 2:   (Continued)
------
          d.   Fixed assets

               Fixed assets have been valued at their acquisition cost, restated to constant currency, as mentioned in the fourth and fifth paragraphs of this Note, net of the corresponding accumulated depreciation.

               Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

               The index-adjusted net book values of the assets, taken as a whole, do not exceed their value to the business at period/year end.

          e.   Intangible assets

               Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in the fourth and fifth paragraphs of this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life. The Company has recorded a valuation allowance of $1,237 for the goodwill for the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A. (See Schedule E)

               Amortization charges are calculated on a straight-line basis in equal monthly installments over 60 months. The index-adjusted net book values of the assets taken as a whole do not exceed their estimated recoverable value at period/year end.

               The logotype and organization expenses were written off in fiscal 2003.

          f.   Income Tax

               The Company has recognized the income tax charge according to the deferred tax liability method, thus recognizing the timing differences between measurements of accounting and tax assets and liabilities. (See Note 13).

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 2:   (Continued)
------
               For purposes of determining the deferred assets and liabilities, the tax rate that is expected to be in force at the moment of their reversal or use has been applied to the timing differences identified and tax loss carry-forwards, under the legal regulations enacted at the date of issue of these financial statements.

          g.   Presumptive minimum income Tax

               The Company determines the tax on minimum notional income at the statutory rate of 1% of the computable assets at year end. This tax is supplementary to the income tax. The Company's tax liability for each year is to coincide with the higher of the two taxes. However, if the tax on minimum notional income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax to be generated in any of the next 10 fiscal years.

               The Company has recognized the tax on minimum notional income accrued in the current year and paid in prior years as a credit, because it expects to be able to compute it as a payment on account of income tax in future years.

          h.   Shareholders' Equity

               h.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs 4 and 5 of this Note.

                    The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period in which those contributions were actually made. The adjustment derived from the restatement of that account in constant monetary units has been allocated to the Capital Adjustment account.

               h.2. Income and expense accounts

                    The results for each period are disclosed in the period in which they accrue.

          i.   Statement of cash flows

               The "Cash and cash equivalents" caption is considered to be cash.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 3:   CASH AND CASH EQUIVALENTS
------    -------------------------

          The breakdown of this caption was as follows:

                                                      03.31.05          12.31.04
                                                      --------          --------
          Cash (Schedule G)                                557               463
          Banks - current accounts (Note 11)                24                77
                                                      --------          --------
          Total                                            581               540
                                                      ========          ========

NOTE 4:   OTHER RECEIVABLES
------    -----------------

          The breakdown of this caption was as follows:

                                                      03.31.05          12.31.04
                                                      --------          --------
          Current
          Fiscal credits                                    77                77
          Prepaid expenses                                   5                 7
          Sundry debtors
          (Note 11 and Schedule G)                       1,662                 -
          Others                                           311                 5
                                                      --------          --------
          Total                                          2,055                89
                                                      ========          ========

                                                      03.31.05          12.31.04
                                                      --------          --------
Non-current
Fiscal credits (Note 13)                                     5                 5
Prepaid expenses                                             1                 1
Sundry debtors (Note 11 and Schedule G)                  4,690             4,774
                                                      --------          --------
Total                                                    4,696             4,780
                                                      ========          ========


NOTE 5:   SALARIES AND SOCIAL SECURITY LIABILITIES
------    ----------------------------------------

          The breakdown of this caption was as follows:

                                                      03.31.05          12.31.04
                                                      --------          --------
Integrated Pension and Survivors' Benefit System            10                15
Health care plans                                            4                 4
Annual legal bonus and social security
contributions on annual legal bonus                         19                 -
Directors' and syndics' fees accrual                       175               140
                                                      --------          --------
Total                                                      208               159
                                                      ========          ========

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 6:   TAX LIABILITIES
------    ---------------

          The breakdown of this caption was as follows:

                                                      03.31.05          12.31.04
                                                      --------          --------
Current
Income tax withholdings to be deposited                     26                 5
Value added tax                                              -                12
Provision for income tax, net                           37,145            28,311
Provision for turnover tax, net                             10                23
Provision for tax on personal assets                     4,641             3,676
                                                      --------          --------
Total                                                   41,822            32,027
                                                      ========          ========

                                                      03.31.05          12.31.04
                                                      --------          --------
Non-current
Deferred tax liability (Note 13)                        19,160            26,383
                                                      --------          --------
Total                                                   19,160            26,383
                                                      ========          ========

NOTE 7:   OTHER LIABILITIES
------    -----------------

          The breakdown of this caption was as follows:

Current                                               03.31.05          12.31.04
                                                      --------          --------
Sundry creditors (Schedule G)                               45               147
Expense accrual (Note 11 and Schedule G)                   952               967
Directors' qualification bond                                3                 3
                                                      --------          --------
Total                                                    1,000             1,117
                                                      ========          ========

                                                      03.31.05          12.31.04
Non-current                                           --------          --------
Directors' qualification bond                                3                 3
                                                      --------          --------
Total                                                        3                 3
                                                      ========          ========

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 8:   CAPITAL STATUS
------    --------------

          As of March 31, 2005, the capital status of the Company was as follows:

==================================================================================================================
                                                                    Approved by
                                                           ------------------------------

  Subscribed, issued,      Face Value     Restated to                                         Date of registration
paid-in and registered                    constant                                             with the Public
        capital                           currency (*)         Body              Date         Registry of Commerce
------------------------------------------------------------------------------------------------------------------
Opening balance             1,092,407       2,407,080       Shareholders'       05.16.00
                                                             meeting         07.24.00 and          08.09.00
                                                            Board of           07.26.00
                                                            Directors
------------------------------------------------------------------------------------------------------------------
Capital increase              149,000         149,000      Shareholders'       01.02.04,           06.08.04
                                                             meeting         04.23.04 and
                                                            Board of           05.13.04
                                                            Directors
                         ----------------------------
Balance as of 03.31.05      1,241,407       2,556,080
==================================================================================================================

          (*) On April 28, 2005 the Ordinary and Extraordinary Meeting of Shareholders resolved to absorb accumulated losses as of December 31, 2004, as follows:

          Issuance premium          235,652
          Legal reserve              29,493
          Capital adjustment      1,036,542
                                  ---------
                                  1,301,687

NOTE 9:   ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND
------    ---------------------------------------------------------------------
          DEBTS
          -----

          As of March 31, 2005 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was as follows:

=======================================================================================================
                                                           Salaries and
                                                              social
                                             Other           security           Tax            Other
                           Investments     receivables     liabilities      liabilities     liabilities
-------------------------------------------------------------------------------------------------------
Falling due within:
1st  Quarter                    62,404              19        208              32,866          1,000
2nd Quarter                          -              68          -                   -              -
3rd Quarter                        508             305          -                   -              -
4th Quarter                          -           1,663          -                   -              -
After one year                 335,473           4,690          -              28,116              3
                          -----------------------------------------------------------------------------
Subtotal falling due           398,385           6,745        208              60,982          1,003
                          -----------------------------------------------------------------------------
No set due date              1,190,035               6          -                   -              -
Past due                             -               -          -                   -              -
                          -----------------------------------------------------------------------------
Total                        1,588,420           6,751        208              60,982          1,003
                          -----------------------------------------------------------------------------
Non-interest bearing         1,190,035           2,062        208              60,982          1,003
At a fixed rate                398,385           4,689          -                   -              -
-------------------------------------------------------------------------------------------------------
Total                        1,588,420           6,751        208              60,982          1,003
=======================================================================================================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                 Notes to the Financial Statements (Continued)
                            (In thousands of pesos)

NOTE 10:  EQUITY INVESTMENTS IN OTHER COMPANIES

          The breakdown of long-term investments was as follows:

====================================================================================================
                                          As of 03.31.05
----------------------------------------------------------------------------------------------------
   Issuing company              Shares       Percentage of interest held in     Principal   Face
                                                                                 line of   value per
                                                                                business    share
                                                                   Possible
                           Type        Number     Total Capital     votes
----------------------------------------------------------------------------------------------------

Banco de Galicia y      Ordinary              101                               Financial      0.001
Buenos Aires S.A.       class "A"                                               activities
                        Ordinary
                        class "B"     438,648,250                                              0.001
                      ----------------------------------------------------------
                          Total       438,648,351    93.595917%    93.595922%
----------------------------------------------------------------------------------------------------
Net Investment S.A.     Ordinary           10,500    87.500000%    87.500000%  Financial       0.001
                                                                                  and
                                                                              investment
                                                                              activities
----------------------------------------------------------------------------------------------------
Sudamericana Holding    Ordinary           31,302                              Financial       0.001
S.A.                    class "A"                                                 and
                        Ordinary                                              Investment
                        class "B"          41,735                             activities       0.001
                        --------------------------------------------------------
                          Total            73,037    87.500899%    87.500899%
----------------------------------------------------------------------------------------------------
                                                                               Issuer of
                                                                               warehouse
                                                                               receipts and
Galicia Warrants S.A.   Ordinary          175,000    87.500000%    87.500000%  warrants        0.001
----------------------------------------------------------------------------------------------------
Galval Agente de
Valores S.A.            Ordinary        4,479,000    100.00000%    100.00000% Securities       0.001
                                                                                Agent
====================================================================================================

====================================================================================================
                                          As of 12.31.04
----------------------------------------------------------------------------------------------------
   Issuing company              Shares       Percentage of interest held in    Principal  Face
                        -----------------------------------------------------   line of   value
                                                                               business   per share
                                                      Total       Possible
                      Type             Number        Capital        votes
----------------------------------------------------------------------------------------------------
Banco de Galicia y      Ordinary              101                              Financial       0.001
Buenos Aires S.A.       class "A"                                              activities
                        Ordinary
                        class "B"     438,628,250                                              0.001
                        -----------------------------------------------------
                          Total       438,628,351    93.591649%    93.591655%
----------------------------------------------------------------------------------------------------
                                                                               Financial
                                                                                  and
                                                                              investment
Net Investment S.A.     Ordinary           10,500    87.500000%    87.500000% activities       0.001
----------------------------------------------------------------------------------------------------
                        Ordinary                                               Financial
Sudamericana Holding    Class "A"          31,302                                 and          0.001
S.A.                    Ordinary                                               investment
                        Class "B"          41,735                              activities      0.001
                        -----------------------------------------------------
                          Total            73,037    87.500899%    87.500899%
----------------------------------------------------------------------------------------------------
                                                                               Issuer of
                                                                               warehouse
                                                                               receipts
                                                                                  and
Galicia Warrants S.A.   Ordinary          175,000    87.500000%    87.500000%  warrants        0.001
====================================================================================================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 10   (Continued)
------- The financial condition and results of controlled companies were as follows:
================================================================================

                                                    Issuing company
----------------------------------------------------------------------------------------------------

             Financial condition                 Banco de         Net       Galicia      Galval
               as of 03.31.05                    Galicia y    Investment   Warrants    Agente de
                                               Buenos Aires      S.A.        S.A.     Valores S.A.
                                                   S.A.
----------------------------------------------------------------------------------------------------
Assets                                             22,850,102     2,439       6,843          388
Liabilities                                        21,634,827        51       1,623           40
Shareholders' equity                                1,215,275     2,388       5,220          348
Result for the fiscal year ended 03.31.05              17,029   (1,459)         319        (163)
====================================================================================================
(*) See Note 2.c.2.

====================================================================================================

                                                                                  Issuing company
                                                                                 -------------------
                              Financial condition                                   Sudamericana
                               As of 12.31.04(*)                                    Holding S.A.
----------------------------------------------------------------------------------------------------
Assets                                                                                     35,612
Liabilities                                                                                 3,094
Shareholders' equity                                                                       32,518
Result for period of three months ended 12.31.04                                            4,720
====================================================================================================
(*) See Note 2.c.2.
====================================================================================================
                                                                          Issuing company
                                                                ------------------------------------
                                                                 Banco de Galicia
                                                                  y Buenos Aires    Net Investment
              Financial condition as of 12.31.04                       S.A.              S.A.
----------------------------------------------------------------------------------------------------
Assets                                                               22,259,495             3,860
Liabilities                                                          21,061,248                45
Shareholders' equity                                                  1,198,247             3,815
Result for the fiscal year ended 12.31.04                             (108,607)           (2,581)
====================================================================================================

====================================================================================================
                                                                                  Issuing company
                                                                                -------------------
      Financial condition as of 12.31.04                                          Galicia Warrants
                                                                                        S.A.
----------------------------------------------------------------------------------------------------
Assets                                                                                     6,982
Liabilities                                                                                2,080
Shareholders' equity                                                                       4,902
Result for period of 12 months ended 12.31.04                                                506
====================================================================================================

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 10      (Continued)
-------

                 ===================================================================================
                                                                                  Issuing company
                                                                                 -------------------

                       Financial condition as of 09.30.04                           Sudamericana
                                                                                    Holding S.A.
                 -----------------------------------------------------------------------------------
                 Assets                                                                27,868
                 Liabilities                                                               70
                 Shareholders' equity                                                  27,798
                 Result for the period of 12 months ended 09.30.04                      4,246
                 ===================================================================================


NOTE 11        INTERCOMPANY BALANCES AND TRANSACTIONS - SECTION 33 OF LAW 19550
-------        ----------------------------------------------------------------

               The financial statements include the following significant balances of the transactions carried out with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

       Banco de Galicia y Buenos Aires S.A.                         03.31.05              12.31.04

                                                             --------------------  --------------------
       ASSETS
       Cash and cash equivalents - current accounts (Note
       3)                                                                     22                    74
       Investments - time deposits (Schedules C and G)                    42,648                16,558
       Investments - Negotiable Obligations (Schedules C
       and G)                                                            211,762               232,256
       Other receivables - sundry debtors                                  1,662                     -
                                                             --------------------  --------------------
       Total                                                             256,094               248,888
                                                             ====================  ====================

                                                                    03.31.05              12.31.04
                                                             --------------------  --------------------

       LIABILITIES
       Other liabilities - expense accrual (Note 7)                          161                   161
                                                             --------------------  --------------------
       Total                                                                 161                   161
                                                             ====================  ====================

 INCOME                                                        03.31.05              03.31.04
                                                         --------------------- ---------------------
 Financial income - interest on time deposits                             268                    16
 Financial income - CER adjustment to time deposits                        95                     -
 Financial income - interest on negotiable obligations                  7,864                     -
 Rental of fixed assets                                                    40                     -
                                                         --------------------- ---------------------
 Total                                                                  8,267                    16
                                                         ===================== =====================

 EXPENSES
 Administrative expenses (Schedule H)
   Fees for services                                                        4                     -
   Leasing of brand                                                       198                   183
   Bank charges                                                             1                     2
   General expenses                                                         7                     9
                                                         --------------------- ---------------------
Total                                                                     210                   194
                                                         ===================== =====================

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)



NOTE 11   (Continued)
-------

          Banco Galicia (Cayman) Limited
                                                                          03.31.05              12.31.04

                                                                   --------------------- ---------------------
          ASSETS
          Other  receivables - Sundry debtors (Note 4 and
          Schedule G)                                                   3,570                 3,629
                                                                   --------------------- ---------------------
          Total                                                         3,570                 3,629
                                                                   ===================== =====================

                                                                           03.31.05             03.31.04
                                                                   --------------------- ---------------------
          INCOME
          Interest income - other interest                                 17                    17
                                                                   --------------------- ---------------------
          Total                                                            17                    17
                                                                   ===================== =====================

          Banco Galicia Uruguay S.A.
                                                                          03.31.05              12.31.04
                                                                   --------------------- ---------------------
          ASSETS
          Other receivables - Sundry debtors                            1,120                 1,144
          Investments  - Negotiable  obligations  (Schedules C
          and G)                                                      124,219               126,585
                                                                   --------------------- ---------------------
          Total                                                       125,339               127,729
                                                                   ===================== =====================

           LIABILITIES                                                    03.31.05              12.31.04
                                                                   --------------------- ---------------------
           Other liabilities - Sundry creditors (Note 7 and
           Schedule G)                                                      -                     2
                                                                   --------------------- ---------------------
                                                                   --------------------- ---------------------
           Total                                                            -                     2
                                                                   ===================== =====================

          INCOME                                                          03.31.05              03.31.04
                                                                   --------------------- ---------------------
          Interest  income - Interest on negotiable obligations           306                   312
                                                                   --------------------- ---------------------
          Total                                                           306                   312
                                                                   ===================== =====================


          B2Agro S.A.

          INCOME                                                          03.31.05              03.31.04
                                                                   --------------------- ---------------------

          Interest income - other interest                                  -                    33
                                                                   --------------------- ---------------------
          Total                                                             -                    33
                                                                   ===================== =====================

          Tarjetas del Mar S.A.                                           03.31.05             03.31.04
                                                                   --------------------- ---------------------
          INCOME
          Other income and expenses                                         -                     8
                                                                   --------------------- ---------------------
          Total                                                             -                     8
                                                                   ===================== =====================

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)


NOTE 12:       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS
-------        ---------------------------------------------------

               As of March 31, 2005 there are no restrictions on the distribution of the Company's retained earnings except for those established by the Argentine Commercial Companies Law and CNV Resolution No. 368/2001 in insofar as concerns the setting up of the Legal Reserve with 5% of the net income for the year until 20% of the capital stock is reached. (See Note 10 to the consolidated financial statements).


NOTE 13:       INCOME TAX - DEFERRED TAX
-------        -------------------------

               Income tax has been determined according to the deferred tax method.

               The following tables show the changes and breakdown of deferred tax assets and liabilities:

               Deferred tax assets:

                  -------------------------------------------------------------------------------------------
                                             Other receivables
                                        --------------------------------------------------
                           Item          Argentine source    Specific tax       Others           Total
                                            tax losses          losses
                  -------------------------------------------------------------------------------------------
                  Opening balances                      -               15         17,847            17,862
                  Charge to results                     -               59          6,229             6,288
                                         --------------------------------------------------------------------
                  Closing balances                      -               74         24,076            24,150
                  ===========================================================================================


                  Deferred tax liabilities:

                  Item                                 Fixed assets       Investments         Total
                  Opening balances                          13             44,232            44,245
                  Charge to results                        (2)              (933)             (935)
                                           --------------------------------------------------------
                  Closing balances                          11             43,299            43,310
                                           ========================================================

          Net deferred liabilities at period end, derived from the information included in the preceding tables, amount to $ 19,160.

          The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss:

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)


NOTE 13        (Continued)
-------

               Pre-tax loss for the year                                                            21,927
               Restatement of income and expense items                                                 607
               Result of long-term investments                                                    (26,272)
               Consolidation adjustment per Technical Pronouncement No. 4                            7,540
               Sundry non-deductible expenses                                                         (78)
               Sundry income not included in the calculation                                             -
               Impairment of value of goodwill                                                       (201)
               Presumptive interest                                                                     52
               Non-deductible expenses                                                               1,404
               Organization expenses                                                                  (29)
                                                                                             --------------
               Taxable accounting result                                                             4,950
               Statutory tax rate                                                                      35%
                                                                                             --------------
               Total income tax charge                                                               1,733
               Variation between closing and opening deferred tax assets                             6,288
               Variation between closing and opening deferred tax liabilities                          935
                                                                                             --------------
               Subtotal                                                                              8,956
               Foreign source tax loss                                                                   -
                                                                                             --------------
               Tax determined                                                                        8,956
                                                                                             ==============


NOTE 14:       EARNINGS PER SHARE
-------        ------------------

               Below is a breakdown of the Earnings per share as of March 31, 2005 and 2004:

                                                                               03.31.05               03.31.04

                                                                          --------------------  ---------------------
               Income /(loss) for the period                                       20,194             (86,267)
               Outstanding ordinary shares weighted average                     1,092,407              1,092,407
               Adjustment   derived   from   preferred   share   issue
               convertible into Class B ordinary shares                           149,000                      -
               Diluted ordinary shares weighted average                         1,241,407              1,092,407
               Earning per ordinary share:
                - Basic                                                            0,0185               (0,0790)
                - Diluted                                                          0,0163               (0,0790)

NOTE 15:       CAPITAL INCREASE
-------        ----------------

               On January 2, 2004, the Ordinary and Extraordinary Meeting of Shareholders of Grupo Financiero Galicia S.A. resolved to approve a capital increase for up to $ 149,000, taking it to $ 1,241,407 under the terms of Section 188, paragraph 2, of the Law on Corporations. This capital increase will be intended for the acquisition or receipt as a contribution of Subordinated Negotiable Obligations for up to US$ 100,000 thousand, or other debt securities to be issued by Banco de Galicia y Buenos Aires S.A., or other instruments representing receivables from that

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)

NOTE 15        (Continued)
-------

               Bank, to be issued in exchange for the latter's due and payable debt under the terms of the restructuring of the foreign currency debt governed byforeign legislation being carried out by Banco de Galicia y Buenos Aires S.A., as described in Note 1 to these financial statements.

               The capital increase was consummated through the issuance of up to 149,000 non-voting preferred shares that have preference over ordinary shares, with a face value of one peso, convertible into ordinary Class B shares one year after their issuance, in the event of the Company's liquidation or a change of control over Grupo Financiero Galicia S.A., in both cases at a rate of one preferred share for one ordinary Class B share, which shall pay dividends as from the fiscal year in which they are subscribed. The above-mentioned preferred shares shall carry preemptive and accretion rights over any eventual issuance of shares by the Company. The preferred shares were paid up at their face value plus a premium, either in cash or through a contribution in kind of those securities for up to US$ 100,000 thousand (face value), in the latter case at a rate of US$ 0.00067114 thousand (face value) of debt for each peso (face value) of shares.

               That Meeting of Shareholders resolved to set the value of the debt securities to be received at 73% of their face value in US dollars and, in the event of observations by the National Securities Commission (CNV), acceptance of a lower value of at least 70% shall be vested in the Board of Directors.

               On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $ 149,000, with a face value of $
               0.001 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $ 0.001 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.

               As a result of the full subscription and payment of the 149,000 non-voting preferred shares not yet issued, on May 13, 2004, the Company's Board of Directors has set the new Company's capital at pesos 1,241,407.

               This increase has been registered with the Superintendency of Corporations on June 8, 2004, under number 6,907, Book 25 of Companies by Shares.

               In addition, as a result of that capital increase, in May 2004 Grupo Financiero Galicia S.A. received in payment thereof 99,965,603 Subordinated Negotiable Obligations due 2019 (face value) issued by Banco de Galicia y Buenos Aires S.A.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                             (In thousands of pesos)


NOTE 16:       PRIOR YEAR ADJUSTMENT
-------        ---------------------

               In the quarters ended March 31 and September 30, 2004, the Company recognized under Prior year adjustment the proportion attributable to its participation in Banco de Galicia y Buenos Aires S.A. for the adjustments made by that Bank in those periods (See Note 12 to consolidated financial statements).

               The prior year adjustment disclosed in the Statement of Changes in Shareholders' Equity for comparative purposes is composed of a gain adjustment of $ 28,912 derived from the application of the deferred tax method for calculating income tax and a loss of $ 71,865, as mentioned in the preceding paragraph.

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Fixed assets and investments in assets of a similar nature
For the period of three months ended March 31, 2005
In comparative format with the fiscal year ended December 31, 2004.
(In thousands of pesos)

                                                                      Schedule A

====================================================================================================================================


                                            ORIGINAL VALUES                                        DEPRECIATION
                           ---------------------------------------------------------------------------------------------------------
                                                                                                        For the period
                                                                                                      --------------------
Principal account              At                                             Accumulated
                          beginning of                           At period   at beginning  Deletions   Rate   Amount     Accumulated
                              year       Increases   Deletions      end        of year                   %             at period end
------------------------------------------------------------------------------------------------------------------------------------
Real estate                    3,258           -           -       3,258           190           -       2       15          205
------------------------------------------------------------------------------------------------------------------------------------
Furniture and facilities         207           -           -         207           162           -      20       11          173
------------------------------------------------------------------------------------------------------------------------------------
Hardware and software            585           2           -         587           415           -      20       29          444
------------------------------------------------------------------------------------------------------------------------------------
Total                          4,050           2           -       4,052           767           -               55          822
====================================================================================================================================



====================================================







Principal account        Net book      Net book
                         value at      value at
                         03.31.05      12.31.04
----------------------------------------------------
Real estate                      3,053       3,068
----------------------------------------------------
Furniture and facilities            34          45
----------------------------------------------------
Hardware and software              143         170
----------------------------------------------------
Total                            3,230       3,283
====================================================

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Intangible assets
For the period of three months ended March 31, 2005
In comparative format with the fiscal year ended December 31, 2004.
(In thousands of pesos)

                                                                      Schedule B

==============================================================================================================================
                                   ORIGINAL VALUES                                      AMORTIZATION
                  ------------------------------------------------------------------------------------------------------------
Principal account    At beginning                       At period   Accumulated               For the year
                       of year     Increases  Deletions     end        at                  -----------------         Accumulated
                                                                    beginning                                         at period
                                                                     of year      Deletions  Rate %   Amount            end
------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------
 Goodwill               20,064         -          -      20,064      14,881        -        20       1,003            15,884
------------------------------------------------------------------------------------------------------------------------------
 Total                  20,064         -          -      20,064      14,881        -                 1,003            15,884
==============================================================================================================================


=======================================
 Valuation      Net book    Net book
 allowance      value at    value at
(Schedule E)    03.31.05    12.31.04
---------------------------------------

---------------------------------------
       1,237       2,943       3,745
---------------------------------------
       1,237       2,943       3,745
=======================================

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Investments
Equity investments in Other Companies and Other Investments
Statement of Financial Condition as of March 31, 2005 and December 31, 2004 (In thousands of pesos)

                                                                      Schedule C

==============================================================================================================


          Issuance and characteristics of the securities                 Book Value           Book Value
                                                                       as of 03.31.05       as of 12.31.04
--------------------------------------------------------------------------------------------------------------
Current  investments (*)
Special current account deposits (Notes 9 and 11 and Schedule G)                   258                  55
Mutual Funds (Note 9)                                                            1,472                 265
Time deposits (Notes 9 and 11 and Schedule G)                                   45,897              20,100
Government securities (Notes 9 and 11 and Schedule G)                              722               2,148
Corporate securities (Notes 9 and 11 and Schedule G)                            14,055              14,666
Negotiable Obligations  (Notes 9 and 11 and Schedule G)                            508                 208
                                                                   -------------------------------------------
Total current investments                                                       62,912              37,442
==============================================================================================================

(*) include accrued interest.

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Investments
Equity investments in Other Companies and Other Investments
Statement of Financial Condition as of March 31, 2005 and December 31, 2004 (In thousands of pesos)

                                                             Schedule C (contd.)

====================================================================================================================================




Issuance and   characteristics       Class          Face      Number     Acquisition  Quotation  Equity value  Book Value Book Value
 of the securities                                  Value                   cost      per share     as of        as of      as of
                                                                                         as of     03.31.05     03.31.05   12.31.04
                                                                                       03.31.05


------------------------------------------------------------------------------------------------------------------------------------
Non-current investments
Negotiable Obligations (Note 11 and                                            335,473                          335,473(5)   358,633
Schedule  G)

Banco de  Galicia y Buenos           Ordinary
Aires S.A.                           class "A"        0.001     101                             -
                                     Ordinary
                                     class "B"        0.001     438,648,250                0.0039
                                                              ------------------------
                                                                438,648,351  2,571,566                1,154,199  1,154,199 1,138,210

Net Investment S.A.                  Ordinary         0.001      10,500             23          -
                                     Irrevocable                                22,429          -         3,156   2,388(4)     3,815
                                     contributions





Sudamericana Holding S.A.            Ordinary
                                     class  "A"       0.001      31,302                         -
                                     Ordinary
                                     class  "B"       0.001      41,735                         -
                                                              ------------------------
                                                                 73,037         33,003                   28,521     28,521    24,391
                                     Irrevocable
                                     contributions                               9,916

Galicia Warrants S.A.                Ordinary         0.001     175,000         11,829          -         4,578      4,578     4,299



Gakval  Agente de  Valores S.A.      Ordinary                 4,479,000            402          -           349        349         -


                                     -----------------------------------------------------------------------------------------------
Total Non-current investments                                                2,984,641                1,190,803  1,525,508 1,529,348
====================================================================================================================================



==============================================================
             INFORMATION ON THE ISSUING COMPANY
--------------------------------------------------------------
            LATEST FINANCIAL STATEMENTS (Note 10)
--------------------------------------------------------------
  Principal     Date   Capital Net        Shareholders'   %
                                             equity       of
                                                        equity
                                                       held in
   line of                                               the
  business              Stock  income/(loss)           capital
                                                        stock
--------------------------------------------------------------










Financial
activities    03.31.05 468,662 17,029(1)) 1,215,275 93.595917%

Financial
and
investment
activities    03.31.05      12  (1,459)(1   2,388   87.500000%




Financial
and
investment
activities    12.30.04      83   7,712(2)  32,518   87.500899%





Issuer of
warehouse
receipts and
warrants      03.31.05     200     319(1)   5,220   87.500000%
Securities
agents        03.31.05  512(3)   (163)(1)     348   100.00000%

--------------------------------------------------------------


==============================================================

(1) for the period of three months ended March 31, 2005
(2) for the period of six months ended December 31, 2004.
(3) equivalent to 1,050 Uruguayan pesos
(4) includes a valuation allowance of $768.
(5) includes accrued interest.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                     Foreign Currency Assets and Liabilities
              Statement of Financial Condition as of March 31, 2005
           Presented in comparative format with the fiscal year ended and December 31, 2004
                            (In thousands of pesos)

                                                                      Schedule E

=======================================================================================================================
                    Captions                        Balance at        Increases         Decreases      Balance at end
                                                   beginning of
                                                       year                                               of period
-----------------------------------------------------------------------------------------------------------------------
Allowances:

Valuation allowance - Equity investment in
other companies (Schedule C - Continued)                     585               183                  -             768
Valuation allowance - Intangible assets
(Schedule B)                                               1,438                 -              (201)           1,237
-----------------------------------------------------------------------------------------------------------------------
Total as of 03.31.05                                       2,023               183              (201)           2,005
-----------------------------------------------------------------------------------------------------------------------
Total as of 12.31.04                                       2,249               585              (811)           2,023
=======================================================================================================================

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                     Foreign Currency Assets and Liabilities
              Statement of Financial Condition as of March 31, 2005
                              and December 31, 2004
                             (In thousands of pesos)

                                                                      Schedule G


=======================================================================================================================
              Captions                                                Amount in                           Amount in
                                       Amount and type                Argentine                           Argentine
                                          of foreign                   currency      Amount and type of    currency
                                           currency     Quotation     at 03.31.05     foreign currency    at 12.31.04
-----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents

Cash                                   US$        191.20   2.877              550    US$        155.35           457
Investments
                                                           2.877
Special current account deposits       US$         89.49                      257    US$         18.49            54
                                                           2.877
Time deposits                          US$      1,128.78                    3,248    US$        173.35           509
Government securities                  US$        251.12   2.877              722    US$        730.79         2,148
Corporate securities                   US$      4,885.23   2.877           14,055    US$      4,990.07        14,666
Negotiable obligations                 US$        176.71   2.877              508    US$         70.68           208
Mutual Funds                                      492.04   2.877            1,416                    -             -
Other receivables
Sundry debtors                         US$        577.57   2.877            1,662    US$             -             -
                                                                   -----------------                    ---------------
Total Current Assets                                                       22,418                             18,042
                                                                                                        ---------------
                                                                   -----------------
NON-CURRENT ASSETS
Other receivables
Sundry debtors                         US$      1,630.08   2.877            4,690    US$      1,624.16         4,773
Investments
Negotiable obligations                 US$    116,605.14   2.877          335,473    US$    122,025.37       358,633
                                                                   -----------------                    ---------------
Total Non-current Assets                                                  340,163                            363,406
                                                                                                        ---------------
                                                                   -----------------
Total Assets                                                              362,581                            381,448
                                                                   =================                    ===============
LIABILITIES
CURRENT LIABILITIES
Other liabilities
Sundry creditors                       US$          1.42   2.917                4    US$         48.18           144
Expense accrual                        US$        174.22   2.917              508    US$        174.22           519
                                                                   -----------------                    ---------------
Total Current Liabilities                                                     512                                663
                                                                   -----------------                    ---------------
Total Liabilities                                                             512                                663
=======================================================================================================================

                            Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
            Information required by Section 64, subsection b) of Law 19550
               For the period of three months ended March 31, 2005
          Presented in comparative format with the same period of the previous year
                             (In thousands of pesos)

                                                                      Schedule H

=======================================================================================================================
                            Captions                                Total as of     Administrative      Total as of
                                                                     03.31.05          expenses          03.31.04
-----------------------------------------------------------------------------------------------------------------------
Salaries and social security charges                                         243               243               213
Services to the staff                                                          8                 8                 5
Directors' and syndics' fees                                                  83                83                21
Fees for services (*)                                                        290               290               195
Fixed asset depreciation                                                      55                55                52
Intangible asset amortization                                              1,003             1,003             1,002
Leasing of brand (*)                                                          13                13                11
Stationery and office supplies                                                 4                 4                 3
Condominium Expenses                                                          10                10                 8
Entertainment, travel and per diem                                            23                23                10
Electricity and communications                                                22                22                14
Taxes, rates and assessments and contributions                             1,137             1,137                42
Insurance                                                                    118               118                 -
Bank charges (*)                                                               3                 3                 1
General expenses (*)                                                         104               104                95
                                                                 ------------------------------------------------------
Total                                                                      3,116             3,116             1,672
=======================================================================================================================

(*) Balances net of eliminations corresponding to intercompany transactions (per
Section 33 of Law 19550). See Note 11 to the financial statements.

                          Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
    Information required in addition to the Notes to the Financial Statements
                         For the period of three months
               commenced January 1, 2005 and ended March 31, 2005.
                         Presented in comparative format
                             (In thousands of pesos)


NOTE 1:        LEGAL SYSTEMS
------         -------------

               There are no significant specific legal systems entailing the lapsing of contingent benefits envisaged by those regulations or their rebirth.

NOTE 2:        CLASSIFICATION OF RECEIVABLES AND DEBTS
------         ---------------------------------------

               2.1. Receivables: See Note 9 to the financial statements.

               2.2. Debts: See Note 9 to the financial statements.

NOTE 3:        CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR
------         ----------------------------------------------------------
               FINANCIAL EFFECTS
               -----------------

               3.1. Receivables: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

               3.2. Debts: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

NOTE 4:        EQUITY INVESTMENTS IN OTHER COMPANIES - SECTION 33 OF LAW 19550
------         ---------------------------------------------------------------

               See Notes 9, 10 and 11 and Schedule C to the financial statements.

NOTE 5:        RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS
------         ---------------------------------------------------------

               As of March 31, 2005 and December 31, 2004 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

                            Grupo Financiero Galicia S.A.
                "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements
                                  (Continued)
                            (In thousands of pesos)

NOTE 6:        PHYSICAL INVENTORY OF INVENTORIES
------         ---------------------------------

               As of March 31, 2005 and December 31, 2004 the Company did not have any inventories.

NOTE 7:        FIXED ASSETS
------         ------------

               See Schedule A to the financial statements.

               a) As of March 31, 2005 and December 31, 2004 the Company did not have any technically appraised fixed assets.

               b) As of March 31, 2005 and December 31, 2004 the Company did not have any obsolete fixed assets which have a carrying value.

               c) As of March 31, 2005 and December 31, 2004, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 8:        INSURANCE
------         ---------

               As of March 31, 2005 and December 31, 2004, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                  ================ ========================================= ============ ============ =============
                  Insured assets                                               Insured    Book Value    Book Value
                                                Risks covered                  amount        as of        as of
                                                                                           03.31.05      12.31.04
                  ---------------- ----------------------------------------- ------------ ------------ -------------
                   Office assets   Fire, thunderbolt and/or explosion            200          177          215
                  ================ ========================================= ============ ============ =============

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements
                                  (Continued)
                            (In thousands of pesos)

NOTE 9:        ALLOWANCES AND PROVISIONS
------         -------------------------

               See Schedule E to the financial statements.

NOTE 10:       CONTINGENCIES
-------        -------------

               As of March 31, 2005 and December 31, 2004, there were no contingencies highly likely to occur which have not been given accounting recognition.

NOTE 11:       IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
-------        -------------------------------------------------------

               As of March 31, 2005 and December 31, 2004, there were no irrevocable contributions towards future share subscriptions.

NOTE 12:       DIVIDENDS ON PREFERRED SHARES
-------        -----------------------------

               As of March 31, 2005 and December 31, 2004, there were no cumulative unpaid dividends on preferred shares.

NOTE 13:       LEGAL RESERVE
-------        -------------

               See Note 12 to the financial statements.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
        Supplementary and Explanatory Statement by the Board of Directors
            For the period of three months commenced January 1, 2005
           and ended March 31, 2005, presented in comparative format.
                            (In thousands of pesos)

As called for by the norms regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors takes pleasure in submitting the following supplementary and explanatory information.

A. Current Assets:
------------------

     a)   Receivables:

          1) See Note 9 to the financial statements.

          2) See Notes 4 and 9 to the financial statements.

          3) As of March 31, 2005 and December 31, 2004 the Company had not set up any allowances or provisions.

     b)   Inventories:

          As of March 31, 2005 and December 31, 2004, the Company did not have any inventories.

B. Non- Current Assets:
-----------------------

     a)   Receivables:

          As of March 31, 2005 and December 31, 2004 the Company had not set up any allowances or provisions.

     b)   Inventories:

          As of March 31, 2005 and December 31, 2004, the Company did not have any inventories.

     c)   Investments:

          See Note 10 and Schedules C and E to the financial statements.

     d)   Fixed assets:

          1) As of March 31, 2005 and December 31, 2004, the Company did not have any technically appraised fixed assets.

          2) As of March 31, 2005 and and December 31, 2004, the Company did not have any obsolete fixed assets which have a carrying value.

     e)   Intangible assets:

          1) See Note 2.e. and Schedules B and E to the financial statements.

          2) As of March 31, 2005 and December 31, 2004, there were no deferred charges.

                          Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
        Supplementary and Explanatory Statement by the Board of Directors
                                   (Continued)
                             (In thousands of pesos)

C. Current Liabilities:
-----------------------

     a)   Debts:

          1)   See Note 9 to the financial statements.

          2)   See Note 9 to the financial statements.

D. Allowances and provisions:
-----------------------------

          See Schedule E to the financial statements.

E. Foreign Currency Assets and Liabilities:
-------------------------------------------

          See Note 2.b. and Schedule G to the financial statements.

F. Shareholders' Equity:
------------------------

          1) As of March 31, 2005 and December 31, 2004, the Shareholders' Equity did not include the Irrevocable Advances towards Future Share Issues account.

          2) As of March 31, 2005 and December 31, 2004, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G.   Miscellaneous:
-------------------

          1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law 19550 do not apply to its equity investments in other companies.

          2) As of March 31, 2005 and December 31, 2004, the Company recorded receivables for operations conducted with related companies for $ 6,352 and $ 4,773, respectively.

          3) As of March 31, 2005 and December 31, 2004 there were no receivables due from or loans granted to directors or syndics or members of the surveillance committee or their relatives up to the second degree inclusive.

          4)   See Notes 9 and 11 to the financial statements.

          5) As of March 31, 2005 and December 31, 2004, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
        Supplementary and Explanatory Statement by the Board of Directors
                                   (Continued)
                             (In thousands of pesos)

                  ================ ========================================= ============ ============ =============
                  Insured assets                                               Insured    Book Value    Book Value
                                                Risks covered                  amount        as of        as of
                                                                                           03.31.05      12.31.04
                  ---------------- ----------------------------------------- ------------ ------------ -------------
                   Office assets   Fire, thunderbolt and/or explosion            200          177          215
                  ================ ========================================= ============ ============ =============

          6) As of March 31, 2005 and December 31, 2004, there were no contingencies highly likely to occur which have not been given accounting recognition

          7) As of March 31, 2005 and December 31, 2004, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law 19550 in these financial statements.

Autonomous City of Buenos Aires, May 10, 2005.

(Signed) Antonio Roberto Garces
Chairman

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2005 and 2004
                            (In thousands of pesos)

Grupo Financiero Galicia S.A.'s strategy is to become a leading company engaged in providing comprehensive financial services and, at the same time, continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the period of three months ended March 31, 2005 reported by the Company amounts to $ 20,194; it was generated by the valuation of the equity investment in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s main source of income, as shown in its Income Statement.

On January 2, 2004, an Ordinary and Extraordinary Meeting of Shareholders was held, which resolved to approve a capital increase under the terms of Section 188, paragraph 2, of the Law on Corporations (see Note 15 to the financial statements). On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $ 149,000,000 with a face value of $ 1 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $ 1 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.

The Ordinary Meeting of Shareholders held on April 22, 2004 resolved to charge the loss for fiscal 2003 to Retained Earnings, without it being absorbed. The meeting further resolved not to continue to claim from shareholders the personal assets tax amounts due for the fiscal year ended December 31, 2002 and that the tax incumbent on the shareholders for the fiscal year ended December 31, 2003 and subsequent years would be absorbed by the Company, provided that it cannot be withheld from dividends.

On April 28, 2005, an Ordinary and Extraordinary Meeting of Shareholders was held, which resolved to absorb all accumulated losses as of December 31, 2004.

                            Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2005 and 2004
                            (In thousands of pesos)

On February 3, 2004, Grupo Financiero Galicia S.A. exchanged all its holdings of Ordinary Negotiable Obligations issued by Banco Galicia Uruguay S.A. for BODEN 2012 and US dollars in cash.

In June 2004, after the total suspension of all its activities as from February 6, 2002, the Uruguayan authorities resolved to maintain the authorization to operate granted by the Executive Branch of that country and withdraw the authorization to act as a commercial bank. The adoption of this resolution by the Central Bank of Uruguay will not affect the rights of depositors and holders of obligations arising under the reorganization plan approved in 2002, or those arising from subsequent exchanges of rescheduled deposits.

For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.

KEY STATEMENT OF FINANCIAL CONDITION FIGURES

                                   03.31.05        03.31.04        03.31.03       03.31.02       03.31.01
Current Assets                          65.548          32.789         34.462          46.294        65.688
Non-current Assets                   1.536.377       1.347.723      1.644.407       2.397.297     2.878.358
                                 --------------  --------------  -------------  --------------  ------------

Total Assets                         1.601.925       1.380.512      1.678.869       2.443.591     2.944.046
                                 ==============  ==============  =============  ==============  ============

Current Liabilities                     43.030           4.938          2.387           2.602           933
Non-current liabilities                 19.163          42.457         47.467               5             7
                                 --------------  --------------  -------------  --------------  ------------
Total Liabilities                       62.193          47.395         49.854           2.607           940
                                 --------------  --------------  -------------  --------------  ------------

Shareholders' Equity                 1.539.732       1.333.117      1.629.015       2.440.984     2.943.106
                                 --------------  --------------  -------------                  ------------
Total                                1.601.925       1.380.512      1.678.869       2.443.591     2.944.046
                                 ==============  ==============  =============  ==============  ============

KEY INCOME STATEMENT FIGURES

                                   03.31.05        03.31.04        03.31.03       03.31.02       03.31.01
Ordinary operating result               23.156        (84.917)         26.391       (613.863)       110.250
Financial results                      (1.510)         (3.381)       (19.531)        (41.867)           262
Other income and expenses                  281           2.031          3.175             105          (69)
                                 --------------  --------------  -------------  --------------  ------------
Ordinary net (loss)/ income             21.927        (86.267)         10.035       (655.625)       110.443
Income tax                             (1.733)               -           (17)               -             -
                                 --------------  --------------  -------------  --------------
Net income/(loss)                       20.194        (86.267)         10.018       (655.625)       110.443
                                 ==============  ==============  =============  ==============  ============
----------------------------------------------------------------------------------------------------------

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2005 and 2004
                            (In thousands of pesos)

RATIOS

                                  03.31.05       03.31.04        03.31.03        03.31.02       03.31.01
-------------------------------------------------------------------------------------------------------------
Liquidity                              1,5233          6,6401         14,4373        17,7916         70,4051
-------------------------------------------------------------------------------------------------------------
Credit standing                       24,7573         28,1277         32,6757       936,3191      3.130,9638
-------------------------------------------------------------------------------------------------------------
Capital assets                         0,9590          0,9762          0,9794         0,9810          0,9776
-------------------------------------------------------------------------------------------------------------

The parent-only financial statements have been considered to disclose the key statement of financial condition figures and key income statement figures, as the consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of March 31, 2003, 2002 and 2001 have been restated to constant currency of February 28, 2003.

Equity investments in other companies

o    Banco de Galicia y Buenos Aires S.A.

See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.

o    Net Investment S.A.

Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. Grupo Financiero Galicia S.A. holds an 87.50% equity investment in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.

In view of the performance of the macro and microeconomic variables, and of the lack of operations on Mercado a Termino de Buenos Aires, in fiscal 2004 B2Agro S.A. decided to suspend the business intermediation activity and to put a plan into operation to streamline the Company structure, adapting it to the minimum level necessary to ensure its proper administration.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2005 and 2004
                            (In thousands of pesos)

Through its subsidiary Net Investment B.V., Net Investment S.A. implemented its participation in Tradecom International N.V., a company organized in The Netherlands and which operates by means of its subsidiaries Tradecom Brasil S.A. and Tradecom Argentina S.A.

Considering that the majority shareholder of the "Tradecom Group" (Unibanco - Brazil) has difficulty remitting funds abroad for capital contributions, and that maintaining the Dutch company Tradecom International N.V. involves high costs, the shareholders decided to move the corporate structure from The Netherlands to Brazil, so Tradecom International N.V. will be dissolved and wound up, and the holding will be regrouped in Tradecom Brasil S.A., a company organized in Brazil.

In view of the high costs associated with maintaining a company organized in The Netherlands, as mentioned in the preceding paragraph, and that it is convenient for Net Investment S.A. to hold a direct participation in Tradecom Brasil S.A., at the Extraordinary Meeting of Shareholders held on December 29, 2004, Net Investment S.A., as shareholder of Net Investment B.V., resolved to dissolve the company and subsequently wind it up as from that date.

The Ordinary and Extraordinary Meeting of Shareholders of Duenovende S.A. held in April 2003 resolved to dissolve this company in advance and subsequently wind it up. During the first quarter of 2004, formalities carried out to close down this company were completed and the Ordinary and Extraordinary Meeting of Shareholders held on April 2, 2004 approved the final winding up purpose financial statements. Nevertheless, Banco de Galicia y Buenos Aires S.A. continues to offer real estate properties for sale and financing for their acquisition through its e-galicia.com web page.

o    Sudamericana Holding S.A.

Sudamericana Holding S.A. is a group of life, retirement and property and casualty insurance companies. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, and the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                Informative Review as of March 31, 2005 and 2004
                            (In thousands of pesos)

In the first quarter of 2005, the joint production of the life, retirement and property and casualty insurance companies controlled by Sudamericana Holding S.A. was $11,852. As of March 31, 2005, these companies had 1,400,000 insureds in all their lines of business.

From a commercial standpoint, within a more favorable context, the company's business was focused on taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales. As a result of these efforts, in the first quarter of 2005 the volume of premiums was 25.2% higher than in the same quarter of the previous year, significant progress having been made in the sales of policies through banking channels.

On December 15, 2004, Sudamericana Holding S.A., Swiss Medical S.A. and SMG INVESTMENT S.A. entered into a share purchase agreement involving 99.99% of the shares in Instituto de Salta Compania de Seguros de Vida S.A.

The shares were actually transferred on April 29 for a total amount of $6,806.

o    Galicia Warrants S.A.

The results for the first quarter ended March 31, 2005 have been encouraging because of the level of activity recorded and the expectations for the rest of this year. Income for $1,197, with a net profit of $319, was recorded in this quarter, which represents 26.6% of billings. Warrants and warehouse receipts were issued for US$21,922 thousand, while in the same period of 2004, the volume issued amounted to US$17,462 thousand, which represents a 25.5% increase.

In the primary production markets there is a tendency to borrow to increase working capital. This is basically due to the exchange rate, which ensures sustained export levels, and to rising domestic consumption, which leads to a higher demand and need for goods and services. This favors commodities, as the relatively high prices allow maintaining high profit margins, and the financial system, because of the higher liquidity levels that have gradually been offered to the market.

Galicia Warrants S.A. has changed its fiscal closing date to December 31 so as to match the closing date of its financial statements with that of Grupo Financiero Galicia S.A.

o    Galval Agente de Valores S.A.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
              Informative Review as of December 31, 2004 and 2003
                            (In thousands of pesos)

This company is organized in Uruguay and Grupo Financiero Galicia S.A. holds 100% of its capital stock and voting rights. Galval Agente de Valores S.A. will start to operate as a securities agent in that country, no type of business activity having been conducted by it so far.

The impact generated by the situation mentioned in Note 1, which was recognized as indicated therein, does not enable foreseeing the future development of that situation and its potential effect on the Company. For this reason, these financial statements should be analyzed in the light of those uncertain circumstances.

The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous City of Buenos Aires, May 10, 2005.

(Signed) Antonio Roberto Garces. Chairman.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached financial statements, notes and schedules, as well as the information required in addition to the notes to the financial statements by Section 68 of the Buenos Aires Stock Exchange regulations, supplementary and explanatory statement by the Board of Directors required by the Cordoba Stock Exchange regulations and the informative review corresponding to Grupo Financiero Galicia S.A. for the period of three months ended March 31, 2005, presented in comparative format with the previous year, produced in Spanish, a copy of which I have had before me.

Given and signed in Buenos Aires, Argentina on May 20, 2005. This translation consists of 106 pages.

Es traduccion fiel al ingles de los estados contables, notas y anexos, informacion adicional requerida por el Articulo 68 del reglamento de la Bolsa de Comercio de Buenos Aires, declaracion del Directorio complementaria y aclaratoria requerida por el reglamento de la Bolsa de Comercio de Cordoba y la resena informativa correspondientes a Grupo Financiero Galicia S.A. por el periodo de tres meses terminado el 31 de marzo de 2005, presentado en forma comparativa con igual periodo del ejercicio anterior, redactados en idioma castellano que se acompanan en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 20 de mayo de 2005. La presente traduccion consta de 106 fojas utiles.

     TRADUCCION PUBLICA
     Report of the Supervisory Syndics Committee
     To the Directors and Shareholders of
     Grupo Financiero Galicia S.A.
     Tte. Gral. Juan D. Peron 456, 2nd floor
     Autonomous City of Buenos Aires

     1. As called for by Section 63, subsect. b of the Buenos Aires Stock Exchange regulations, we have performed a limited review of the Statement of Financial Condition of Grupo Financiero Galicia S.A. as of March 31, 2005, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the period of three months then ended, as well as supplementary Notes 1 to 16, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by
          Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the period of three months ended March 31, 2005, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

     2. Our work was conducted in accordance with standards applicable in Argentina to syndics. These standards require application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. SRL, who issued their limited review report on May 10, 2005 in accordance with auditing standards in force in Argentina for limited reviews of financial statements for interim periods. That report was issued with observations, as detailed in paragraphs 3 to 5 of that report, to which we refer. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. We have not evaluated the corporate criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

          In addition, we have verified that the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of three months ended March 31, 2005, contain the information required by Regulations of the National Securities Commission, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

          We also report that in performance of the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law 19550 which we deemed necessary according to the circumstances.

     3. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following valuation and disclosure criteria established by the Argentine Central Bank rules. As mentioned in Note 3 to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on the financial statement presentation issued by the control body differ from professional accounting standards in force in the Autonomous City of Buenos Aires. Except as expressly indicated in that Note, the effect on the financial statements derived from the application of different valuation criteria has not been quantified by Grupo Financiero Galicia S.A.

     4. Based on our review, with the scope mentioned in paragraph 2. above, we report that the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2005 and its consolidated financial statements at that date, detailed in paragraph 1., prepared in accordance with accounting standards in force in the Autonomous City of Buenos Aires, except as mentioned in paragraph 3. above, give consideration to all significant facts and circumstances which are known to us and that, in relation to them, we have no observations to make other than those mentioned in paragraphs 3, and 4. of the limited review report issued by the external auditors on this date, as mentioned in paragraph 2. above. In performance of the legality control that is part of our field of competence, we have no observations to make.

          As regards the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of three months ended March 31, 2005, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.

          Furthermore, we report that the attached financial statements arise from accounting records kept, in all formal respects, in compliance with legal rules in force in Argentina.

          Buenos Aires, May 10, 2005
          --------------------------

          (Signed) ADOLFO HECTOR MELIAN, Syndic, for the Supervisory Syndics Committee.

          I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached Report of the Supervisory Syndics Committee corresponding to Grupo Financiero Galicia S.A. for the period of three months ended March 31, 2005, produced in Spanish, a copy of which I have had before me.

          Given and signed in Buenos Aires, Argentina on May 20, 2005. This translation consists of 3 pages

          Es traduccion fiel al ingles del Informe de la Comision Fiscalizadora correspondiente a Grupo Financiero Galicia S.A. por el periodo de tres meses terminado el 31 de marzo de 2005, redactado en idioma castellano cuya copia se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 20 de mayo de 2005. La presente traduccion consta de 3 fojas utiles.

                              LIMITED REVIEW REPORT


To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte.  Gral. Juan D. Peron 456, 2nd floor
Autonomous City of Buenos Aires
-------------------------------

     1. We have performed a limited review of the statements of financial condition of Grupo Financiero Galicia S.A. as of March 31, 2005, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the periods of three months ended March 31, 2005 and 2004, as well as Notes 1 to 16, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to Financial Statement by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, which supplement them. Furthermore, we have performed a limited review of the consolidated statements of financial condition of Grupo Financiero Galicia S.A. as of March 31, 2005, and the consolidated income statements and consolidated statements of cash flows for the periods of three months ended March 31, 2005 and 2004, together with Notes 1 to 23, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company.

     2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which consist mainly in applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. These limited reviews are substantially less in scope than an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we express no opinion on the Company's financial position, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial position, the consolidated results of its operations and consolidated cash flows.

     3. At the date of issue of these financial statements, uncertainty still persists which could affect significantly the Company's equity and results, in relation to (a) the recoverable value of the Public Sector assets held by the subsidiaries of Grupo Financiero Galicia S.A., which have been recorded in its consolidated financial statements for approximately $ 16,050 million, as detailed in Note 1 to the financial statements; (b) the final resolution regarding the delivery of the government securities and financial advances to be received by Banco de Galicia y Buenos Aires S.A. in relation to the compensation detailed in Note 1 to the financial statements, and (c) the recoverability of the intangible assets arising from legal actions filed against Banco de Galicia y Buenos Aires S.A., as described in
          Note 1 to the financial statements and their future development.

     4. As mentioned in Note 1 to the financial statements, Banco Galicia Uruguay S.A., an entity controlled by Banco de Galicia y Buenos Aires S.A., has been intervened by the Central Bank of Uruguay. In addition, its controlled entity, Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation) is subject to a provisional liquidation process. These processes had not been concluded at the date of issue of these financial statements, so there is uncertainty as to the effects derived from the outcome of those processes on the assets and liabilities of those entities and on the assets and liabilities and financial position of Grupo Financiero Galicia S.A., including the recoverability of the restructured investment held by the Company in Banco Galicia Uruguay S.A.

     5. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following valuation and disclosure criteria established by Argentine Central Bank regulations. As mentioned in Note 3 to the consolidated financial statements, these criteria for valuing certain assets and liabilities and the financial reporting requirements established by the control body, differ from professional accounting standards in force in the Autonomous City of Buenos Aires. Except for the cases indicated in that Note, the effect on the financial statements derived from the application of different valuation criteria has not been considered at Grupo Financiero Galicia S.A.

     6. The Company carries its accounting records and reports its net worth and financial position, results of operations, changes in shareholders equity and cash flows in Argentine currency, as required by existing legal rules.

          The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions other than Argentina, where those financial statements are to be used.

     7. On May 10, 2004, we issued a limited review report on the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the periods of three months ended March 31, 2004 and 2003 with an abstention of statement in view of the uncertain circumstances indicated in paragraphs 3. and 4. of this report and other situations that have been remedied at the date hereof, as mentioned in Note 1 to the financial statements, which affected the ability of Banco de Galicia y Buenos Aires S.A. to continue with the normal course of its business, and related mainly to the conclusion of the restructuring and/or capitalization process involving its foreign currency denominated financial debts and debts with the BCRA, which enabled that Bank to reschedule the repayment terms thereof and the yield on its assets and liabilities and the recoverability of the private sector portfolio subject to restructuring at that date. Consequently, the statement we made on the March 31, 2004 financial statements differs from that originally submitted. That report also included certain departures from professional accounting standards because of the statement made in paragraph 5. above.

     8. On February 14, 2005, we issued an audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2004 and 2003 with qualifications regarding the uncertain circumstances indicated in paragraphs 3. and
          4. of this report. That report also included certain departures from professional accounting standards because of the statement made in paragraph 5. above.

     9. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2004 and 2003 mentioned in paragraph 8. of this report, we state that:

          a) the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2005 and 2004 and its consolidated financial statements at those dates, detailed in paragraph 1. above, prepared in accordance with Argentine Central Bank rules (Argentine Banking
               GAAP) and, except as mentioned in paragraph 5. above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and that, in relation to them, we have no observations to make other than those mentioned in paragraphs 3. and 4. above.

          b) the comparative information included in the parent-only and consolidated statements of financial condition and in supplementary Notes and Schedules to the attached financial statements arises from the December 31, 2004 financial statements of Grupo Financiero Galicia S.A.

     10.  As called for by the regulations in force, we report that:

          a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, are in compliance with the provisions of the Corporations Law and pertinent resolutions of the CNV.

          b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements stem from accounting records kept, in all formal respects, as called for by applicable legal rules, which maintain the same security and integrity conditions as those authorized by the CNV.

          c) We have read the Informative Review and the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations, as well as the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, and insofar as concerns our field of competence, we have no significant observations to make concerning them. The projections on future events stated in that documentation are the exclusive responsibility of the Company's Board of Directors.

          d) As of March 31, 2005, Grupo Financiero Galicia S.A.'s debt accrued towards the Integrated Pension and Survivors' Benefit System, according to the accounting records, amounted to $10,591.37, which was not yet due at that date.

Autonomous City of Buenos Aires, May 10, 2005
---------------------------------------------

             PRICE WATERHOUSE & CO. S.R.L.

                                              (Partner)
--------------------------------------------------------

            C.P.C.E.C.A.B.A. T(o) 1 F(o) 17
                  Santiago J. Mignone
              Public Accountant (U.B.A.)
       C.P.C.E. Autonomous City of Buenos Aires
                   To. 233 - Fo. 237